Exhibit 99.1

Financial Report for the Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the year ended December 31, 2013 and 2012. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our audited consolidated financial statements and related notes included elsewhere in this report. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and are presented in U.S. dollars. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

The disclosure and analysis set forth in this report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

We caution that these and other forward-looking statements included in this report represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. Many of the forward-looking statements included in this report are based on our assumptions about factors that are beyond our ability to control or predict. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. As a result, the forward-looking events discussed in this report might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Overview

We are an international owner, operator and manager of LNG carriers. Following the acquisition of the MSL ships as defined below, our fleet will include 18 wholly-owned LNG carriers, including eleven ships in operation and seven LNG carriers on order. We currently manage and operate 20 LNG carriers including the ships subject to the agreement with MSL, and we are supervising the construction of our newbuildings. We have secured multi-year and seasonal time charter contracts for seven of the ships already delivered to us, five of our seven newbuildings on order and the three ships that will be acquired from MSL. From December 31, 2013 these contracts are expected to provide total contracted revenue of $2.5 billion during their initial terms, which expire between 2015 and 2026.

In addition to our committed order book, we have options to purchase up to six additional LNG carriers from Samsung that expire in the end of the first quarter of 2014, and we have a 25% interest in an additional ship, the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us that is currently operating under a 20-year time charter to a subsidiary of BG Group. The information about our owned fleet presented in this report does not include our ownership interest in the Methane Nile Eagle. We manage our business and analyze and report our results of operations on the basis of two segments: vessel ownership and vessel management. Our vessel ownership segment generates revenues by chartering our ships to customers on multi-year, seasonal time charters and spot charters. Our vessel management segment, the operations of which are carried out through our wholly-owned subsidiary GasLog LNG Services Ltd. (“GasLog LNG Services”), generates revenues by offering plan approval and construction supervision services in connection with newbuilding LNG carriers and providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting for our owned fleet as well as the ships in our managed fleet. Under the vessel management segment, we also record revenues for commercial management services that are invoiced by GasLog Ltd. to our own fleet in accordance with the relevant commercial management agreements. These revenues are eliminated in consolidation.

Recent Developments

Dividend Declaration

On February 27, 2014, the Board of Directors declared a quarterly cash dividend of $0.12 per common share payable on March 25, 2014 to shareholders of record as of March 10, 2014. The declaration and payment of dividends is at all times subject to the discretion of the Board and will depend on, among other things, our earnings, financial condition, cash requirements and availability, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as the Board may deem relevant.

Agreement for three liquefied natural gas (“LNG”) Carriers from BG Group

In January 2014, GasLog signed an agreement with Methane Services Ltd. (“MSL”), an affiliate of BG Group, to purchase three LNG carriers from MSL’s fleet and to charter those ships back to MSL for six-year initial terms. MSL also has the option to extend the term of the time charters for two of the ships for a period of either three or five years at its election. The ships to be acquired will be nominated by MSL from an agreed group of six sister ships built by Samsung Heavy Industries Co. Ltd. (“Samsung”) in 2006 and 2007. GasLog supervised the construction of all six ships and has provided technical management for them since delivery. The aggregate cost to GasLog for the ships is expected to be approximately $468 million. Each LNG carrier to be acquired is a modern, steam powered ship and has a cargo capacity of 145,000 cubic meters.

Equity Offering

On January 22, 2014, GasLog completed a follow-on public offering of 10,925,000 common shares (the “Public Offering”), including 1,425,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $15.75 per share. The Company also sold 2,317,460 common shares at the public offering price in a private placement to certain of its directors and officers and one of its major shareholders (the “Private Placement”). The net proceeds from the Public Offering and the Private Placement, after deducting underwriting discounts and other offering expenses, were approximately $199.4 million.

Initial Public Offering of MLP

In February 2014, GasLog Partners L.P., a subsidiary of the Company (the “MLP”), made a confidential submission to the United States Securities and Exchange Commission (“SEC”) of a draft registration statement on Form F-1 for an initial public offering of units in a master limited partnership formed to own certain of GasLog’s LNG carriers with multi-year charters. The proceeds of the offering would principally be used to reduce the MLP’s indebtedness. Completion of the initial public offering is subject to further Board authorization as well as completion of the SEC review process.

New Debt Financing

In connection with the acquisition of the three ships from MSL, GasLog obtained commitments from Citibank for $325.5 million of debt financing with a two year maturity and a short-term bridge loan facility for up to $100.0 million. As a result of the funds raised from the Public Offering and the concurrent Private Placement, the bridge loan facility was cancelled.

1

Fleet Update

The following table presents information about our owned fleet and their associated time charters:

LNG Carrier	Date of Delivery	Cargo Capacity (cbm)	Charterer	Charter Duration	Optional period
GasLog Savannah	May 31, 2010	155,000	BG Group(1)	September 2015	2018-2023
GasLog Singapore	July 28, 2010	155,000	BG Group(1)	September 2016	2019-2024
GasLog Shanghai	January 28, 2013	155,000	BG Group(1)	January 2018	2021-2026
GasLog Santiago	March 25, 2013	155,000	BG Group(1)	March 2018	2021-2026
GasLog Sydney	May 30, 2013	155,000	BG Group(1)	May 2019	2022-2027
GasLog Skagen	July 25, 2013	155,000	BG Group(1)	April 2021(3)	2021-2031
GasLog Chelsea	October 4, 2013	153,600	Spot Market	N/A	N/A
GasLog Seattle	December 9, 2013	155,000	Shell	December 2020	2025-2030
Hull No. 2042	Q2 2014	155,000	Shell	2021	2026-2031
Hull No. 2043	Q4 2014	155,000	N/A	N/A	N/A
Hull No. 2044	Q1 2015	155,000	N/A	N/A	N/A
Hull No. 2072	Q1 2016	174,000	BG Group(1)	2026	2026-2031
Hull No. 2073	Q2 2016	174,000	BG Group(1)	2026	2026-2031
Hull No. 2102	Q3 2016	174,000	BG Group(1)	2023	2023-2031
Hull No. 2103	Q4 2016	174,000	BG Group(1)	2023	2023-2031
Pending Vessel 1(2)	Q1/Q2 2014	145,000	BG Group(1)	2020	2023-2025(4)
Pending Vessel 2(2)	Q1/Q2 2014	145,000	BG Group(1)	2020	2023-2025(4)
Pending Vessel 3(2)	Q1/Q2 2014	145,000	BG Group(1)	2020	2023-2025(4)

(1)	Vessels are chartered to a subsidiary of BG Group.

(2)	Denotes vessels under contract to be purchased by GasLog from MSL. Currently, these vessels are managed by GasLog.

(3)	Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.

(4)	MSL has the option to extend the term of the time charters for two of the ships for a period of either three or five years at its election.

On January 28, 2013, March 25, 2013, May 30, 2013 and July 25, 2103 GasLog took delivery of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney and the GasLog Skagen, respectively. Each of these LNG carriers has 155,000 cubic meters capacity, tri-fuel diesel electric propulsion and was constructed by Samsung. All four vessels are chartered out to a subsidiary of BG Group. The first two are chartered out from delivery until 2018 and the third from delivery until 2019 subject to a charterer option to extend the terms of the charters at specified rates. The fourth vessel is chartered out for three years followed by a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.

On October 4, 2013, GasLog took delivery of the GasLog Chelsea, a 2010-built 153,600 cubic meters LNG Carrier from STX Pan Ocean LNG Pte. Ltd., a Singapore based Company, at a purchase price of $160 million. The vessel is operating in the spot market.

On December 9, 2013, GasLog took delivery of the GasLog Seattle, an LNG carrier of 155,000 cubic meters capacity with tri-fuel diesel electric propulsion constructed by Samsung. The vessel is chartered out to a subsidiary of Royal Dutch Shell plc. from its delivery until 2020 with a charterer option to extend the terms of the charter at specified rates.

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each), and in February 2013 signed time charter agreements with a subsidiary of BG Group for the employment of the aforementioned vessels for ten years starting from the dates of their delivery, with charterer options to extend the agreements for additional periods. The vessels are expected to be delivered in the first half of 2016.

In August 2013, GAS-thirteen Ltd. and GAS-fourteen Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each) and signed time charter agreements with a subsidiary of BG Group for the employment of the aforementioned vessels for seven years starting from the dates of their delivery, with charterer options to extend the agreements for additional periods. The vessels are expected to be delivered in the second half of 2016.

GasLog has secured an extension of the previously reported options for the construction of up to six (4 priced and 2 unpriced) additional LNG carriers (174,000 cubic meters each) from Samsung until the end of the first quarter of 2014.

The seven ships in GasLog’s fleet currently on long term charters, performed without any off-hire during the year ended December 31, 2013, thereby achieving full utilization for the period.

The delivery of the ships under construction at Samsung is planned for various dates between 2014 and 2016.

2

Results of Operations & Segment Performance

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	Year ended December 31, 2013
	Vessel Ownership	Vessel Management
			Unallocated(1)	Eliminations	Total
	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$145,409	$11,831	$—	$—	$157,240
Inter-segment revenues	—	9,233	—	(9,233)	—
Total revenues	145,409	21,064	—	(9,233)	157,240
Vessel operating and supervision costs	(32,418)	(8,390)	—	5,889	(34,919)
Depreciation of fixed assets	(28,822)	(338)	(162)	—	(29,322)
General and administrative expenses	(2,172)	(7,730)	(13,064)	1,370	(21,597)
Profit/(loss) from operations	81,997	4,604	(13,226)	(1,974)	71,402
Financial costs	(24,339)	(48)	(3,464)	—	(27,851)
Financial income	73	—	337	—	411
Gain on swaps	11,498	—	—	—	11,498
Share of profit of associate	1,470	—	—	—	1,470
Profit/(loss) for the year	$70,699	$4,557	$(16,353)	$(1,974)	$56,929

(1)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.

	Year ended December 31, 2012(2)
	Vessel Ownership	Vessel Management
			Unallocated(1)	Eliminations	Total
	(in thousands of U.S. dollars)
Statement of income by segment
Revenues from external customers	$56,281	$12,261	$—	$—	$68,542
Inter-segment revenues	—	4,833	—	(4,833)	—
Total revenues	56,281	17,094	—	(4,833)	68,542
Vessel operating and supervision costs	(10,778)	(7,769)	—	3,901	(14,646)
Depreciation of fixed assets	(12,617)	(313)	(135)	—	(13,065)
General and administrative expenses	(146)	(7,755)	(12,480)	—	(20,380)
Profit/(loss) from operations	32,740	1,257	(12,614)	(932)	20,451
Financial costs	(11,593)	(55)	(21)	—	(11,670)
Financial income	136	—	1,038	—	1,174
Loss on swaps	(6,783)	—	—	—	(6,783)
Share of profit of associate	1,078	—	—	—	1,078
Profit/(loss) for the year	$15,578	$1,202	$(11,598)	$(932)	$4,250

(1)	Unallocated items consist of expenses of GasLog Ltd. related to administrative functions and compensation paid to senior management.
(2)	Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013 (Refer to Note 2 of the consolidated financial statements).

During the year ended December 31, 2013, we had an average of 5.0 ships operating in our owned fleet, an average of 16.9 ships operating under our technical management (including our 5.0 owned ships) and an average of 4.2 owned ships under construction supervision. During the year ended December 31, 2012, we had an average of 2.0 ships operating in our owned fleet, an average of 14.0 ships operating under our technical management (including our 2.0 owned ships) and an average of 4.6 owned ships under construction supervision.

Revenues:

Consolidated revenues increased by 129.41%, or $88.70 million, to $157.24 million during the year ended December 31, 2013, from $68.54 million during the year ended December 31, 2012. The increase is attributable to an increase in revenues in the vessel ownership segment of $89.13 million, partially offset by a decrease in revenues in the vessel management segment from external customers of $0.43 million.

Vessel ownership segment: In our vessel ownership segment, revenues increased by 158.37%, or $89.13 million, to $145.41 million during the year ended December 31, 2013, from $56.28 million during the year ended December 31, 2012. The increase is due to the delivery of the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea, and the GasLog Seattle on January 28, 2013, March 25, 2013, May 30, 2013, July 25, 2013, October 4, 2013 and December 9, 2013, respectively and the commencement of their charter party agreements.

Vessel management segment: Revenues of GasLog LNG Services increased by 23.23%, or $3.97 million, to $21.06 million, from $17.09 million, of which $11.83 million and $12.26 million was from external customers, during the years ended December 31, 2013 and 2012, respectively. The increase of $4.40 million in inter-segment revenues is mainly attributable to a $2.28 million increase in management fees and other services provided to the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the GasLog Skagen, the GasLog Chelsea, and the GasLog Seattle, $1.37 million from the commercial management fees in accordance with the commercial management agreements signed in 2013 and $0.78 million increase in revenues from newbuilding supervision. Revenues from newbuilding supervision, management fees and other services provided to our vessel ownership segment are eliminated in the consolidation of Group revenues. The newbuilding supervision program will be effective until all of our Group newbuildings are delivered. The decrease in revenue from external customers of $0.43 million is attributable to a decrease in the performance bonus we received from BG Group for the management of its ships of $0.25 million and a decrease of $0.18 million in revenues earned from all other services provided to external customers.

Vessel Operating and Supervision Costs:

Consolidated vessel operating and supervision costs increased by 138.36%, or $20.27 million, to $34.92 million during the year ended December 31, 2013, from $14.65 million during the year ended December 31, 2012. The increase is mainly attributable to an increase of $21.64 million in vessel operating expenses in the vessel ownership segment.

Vessel ownership segment: Vessel operating costs in the segment increased by 200.74% or $21.64 million, to $32.42 million during the year ended December 31, 2013, from $10.78 million during the year ended December 31, 2012, primarily due to operating expenses of the six vessels delivered in 2013 and increased technical maintenance expenses due to the planned underwater inspections and maintenance of the main engines for the two vessels delivered in 2010.

Vessel management segment: Vessel operating and supervision costs of GasLog LNG Services increased by 7.98%, or $0.62 million, to $8.39 million during the year ended December 31, 2013, from $7.77 million during the year ended December 31, 2012, due to new employees hired in order to fulfill new requirements from our existing customers.

General and Administrative Expenses:

Consolidated general and administrative expenses increased by 5.99%, or $1.22 million, to $21.60 million during the year ended December 31, 2013, from $20.38 million during the year ended December 31, 2012. The increase is mainly attributable to an increase of $2.02 million in vessel ownership segment, an increase of $0.58 million in unallocated segment, partially offset by a decrease of $0.03 million in vessel management.

Vessel ownership segment: General and administrative expenses in the segment increased by $2.02 million, to $2.17 million during the year ended December 31, 2013, from $0.15 million during the year ended December 31, 2012. The increase in general and administrative expenses is mainly attributable to the six vessels delivered in 2013 and the commercial management fee of $1.37 million that is eliminated on a Group basis.

Vessel management segment: General and administrative expenses in the segment decreased slightly by 0.39%, or $0.03 million, to $7.73 million during the year ended December 31, 2013, from $7.76 million during the year ended December 31, 2012.

Unallocated: Unallocated general and administrative expenses increased by 4.65%, or $0.58 million, to $13.06 million during the year ended December 31, 2013, from $12.48 million during the year ended December 31, 2012. The increase is mainly attributable to an increase of $1.78 million in personnel costs due to an increase in the number of employees and an increase in other personnel-related expenses related to the planned growth, an increase of $0.88 million in legal and professional services, partially offset by a decrease of $1.87 million in equity-settled compensation expense attributable to the segment because the old plan fully vested upon completion of our initial public offering (“IPO”) in April 2012 while the amortization for the 2013 plan started on April 29, 2013 and a decrease of $0.21 million in all other expenses.

3

Financial Costs:

Consolidated financial costs increased by 138.65%, or $16.18 million, to $27.85 million during the year ended December 31, 2013, from $11.67 million during the year ended December 31, 2012. The increase is mainly attributable to an increase of $12.75 million in the vessel ownership segment and an increase of $3.44 million in the unallocated segment.

Vessel ownership segment: Financial costs in the segment increased by 110.01%, or $12.75 million, to $24.34 million during the year ended December 31, 2013, from $11.59 million during the year ended December 31, 2012, as a result of the interest expense on outstanding indebtedness. During the year ended December 31, 2013, we had an average of $673.29 million of outstanding indebtedness with a weighted average interest rate of 2.99% and during the year ended December 31, 2012, we had an average of $269.10 million of outstanding indebtedness with a weighted average interest rate of 3.94%. The weighted average interest does not include the interest for swaps that do not qualify for hedge accounting since it is classified under Gain/(loss) on swaps.

Unallocated: Financial costs in the segment increased by $3.44 million, to $3.46 million for the year ended December 31, 2013, from $0.02 million for the year ended December 31, 2012. The increase is mainly related to the interest expense for the bond issued on June 27, 2013.

Financial Income:

Consolidated financial income decreased by 64.96%, or $0.76 million to $0.41 million for the year ended December 31, 2013, from $1.17 million during the year ended December 31, 2012. The decrease is mainly attributable to decreased interest income from our decreased average fixed time deposits.

Gain/(loss)on Swaps:

Consolidated gain on swaps increased by $18.28 million to $11.50 million during the year ended December 31, 2013, from $6.78 million loss during the year ended December 31, 2012. The increase is attributable to the vessel ownership segment.

Vessel ownership segment: In our vessel ownership segment, gain on swaps increased by $18.28 million to $11.50 million during the year ended December 31, 2013, from $6.78 million loss during the year ended December 31, 2012. The increase is attributable to an increase of $24.01 million in unrealized loss on interest rate swaps, partially offset by the $5.73 million realized loss on interest rate held for trading. Unrealized gain on swaps, net increased by 354.13% or $24.01 million, to $17.23 million gain during the year ended December 31, 2013, from $6.78 million loss during the year ended December 31, 2012. The increase is mainly attributable to a $24.45 million increase in gain from the mark-to-market valuation of our interest rate swaps which are carried at fair value through profit or loss at inception and our interest rate swaps for which hedge accounting was discontinued during 2013, a decrease of $1.74 million in loss recognized at inception of the interest swaps, partially offset by a $2.29 million that was reclassified from equity to the profit or loss statement related to the interest rate swaps for which hedge accounting was discontinued.

Share of Profit of Associate:

Our consolidated share of profits from our interest in Egypt LNG increased by 36.11%, or $0.39 million, to $1.47 million during the year ended December 31, 2013, from $1.08 million during the year ended December 31, 2012, mainly because of the scheduled drydocking in 2012, which resulted in lower revenues associated with the off-hire days and increased repairs and maintenance normally undertaken during the drydocking period.

Profit for the Year:

Consolidated profit increased by $52.68 million, to $56.93 million for the year ended December 31, 2013, from $4.25 million for the year ended December 31, 2012 as a result of the aforementioned factors.

Customers

Historically, we have derived nearly all of our revenues from one customer, BG Group. For the year ended December 31, 2013, we received 90.7% of our revenues from BG Group, 0.5% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest, 1.3% of our revenues from Shell, 6.9% of our revenues from various charterers in the spot market and 0.6% from another customer. For the year ended December 31, 2012, we received 97.4% of our revenues from BG Group, 1.2% of our revenues from Egypt LNG and 1.4% from another customer.

Seasonality

Since our owned ships are mainly employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues earned by our vessel ownership segment during the year. In the future, seasonality may impact the revenues of our ships operating under spot or seasonal charter arrangements. Seasonality also does not have a significant impact on revenues earned by our vessel management segment, as we provide technical ship management and ship construction supervision services under fixed-rate agreements.

Additionally, our business is not subject to seasonal borrowing requirements.

Liquidity and Capital Resources

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars with approximately 8% held in euros as of December 31, 2013. On June 21, 2013, we entered into three cross-currency swaps (“CCS”) to exchange interest payments and principal on maturity on the same terms as the NOK denominated bond agreement signed on June 27, 2013 and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the bond. Refer to Note 21 of our audited consolidated financial statements for details on our swap arrangements.

As of December 31, 2013, we had $103.80 million of cash and cash equivalents, of which $3.09 million was held in a retention account in connection with the next installment and interest payment due under the credit facilities entered into by our subsidiaries GAS-two Ltd. and GAS-three Ltd. and $28.78 million was held in time deposits. Moreover, as of December 31, 2013, we had $4.50 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of December 31, 2013, we had an aggregate of $1.06 billion of indebtedness outstanding under six credit agreements, of which $104.75 million is repayable within one year, which includes $39.49 million under the revolving credit facility, and we had $82.23 million outstanding under our bond that is payable in June 2018.

As of December 31, 2013 there is an undrawn amount of $10.51 million from the revolving facility of GAS-two Ltd. from which $2.68 million was drawn in January 2014 and the balance is available to be drawn under certain conditions. In addition, there is one loan facility with an aggregate undrawn amount of $435 million available that will be used to finance a portion of the contract prices of three of our newbuildings up on their deliveries.

Our primary liquidity needs are to fund our ship-operating expenses, finance the purchase and construction of our newbuildings, service our existing debt and pay dividends. As of December 31, 2013, our commitments for capital expenditures are related to the seven LNG carriers on order, which have a gross aggregate contract price of approximately $1.39 billion. As of December 31, 2013, the outstanding commitment for the seven newbuildings on order was $1.27 billion of which $376.95 million is due within twelve months that will be funded with available cash, cash from operations, existing debt and other future financings we will seek to secure. We also have options to acquire up to six additional newbuilding LNG carriers that expire in the end of the first quarter of 2014. In the event we decide to exercise these options, we expect to finance the costs with cash from operations and a combination of debt and equity financing.

If we complete the proposed MLP initial public offering, we would expect to use the proceeds mainly to reduce consolidated indebtedness with the balance available for general corporate purposes. However, we would also require cash to pay distributions to unitholders.

Our credit facilities are described in Note 11 of our annual audited consolidated financial statements included elsewhere in this report.

Working Capital Position

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

4

As of December 31, 2013, our current assets totaled $126.23 million while current liabilities totaled $158.83 million, resulting in a negative working capital position of $32.6 million. In current liabilities, there is an amount of $39.49 million being the outstanding revolving facility that will be extended to future periods on its due date.

Cash Flows

Year ended December 31, 2013 compared to the year ended December 31, 2012

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Year ended
	December 31,
	2013	2012
	(in thousands of U.S. dollars)
Net cash from operating activities	$86,745	$24,918
Net cash used in investing activities	(935,516)	(212,621)
Net cash from financing activities	840,481	278,811

The net cash movements during the year ended December 31, 2013 differ significantly from those of the year ended December 31, 2012 in line with the Company’s growth and fleet expansion.

Net Cash From Operating Activities

Net cash from operating activities increased by $61.83 million, to $86.75 million in the year ended December 31, 2013, from $24.92 million during the year ended December 31, 2012. The increase was due to an increase of $93.78 million in revenue collections, favorable changes in cash from ship management creditors amounting to $7.55 million and a decrease of $4.71 million in security collaterals, partially offset by an increase of $28.04 million in payments for general and administrative expenses, operating expenses and inventories, an increase of $10.45 million in cash paid for interest and $5.73 million in realized losses on interest rate swaps held for trading.

Net Cash Used In Investing Activities

Net cash used in investing activities increased by $722.90 million, to $935.52 million in the year ended December 31, 2013, from $212.62 million in the year ended December 31, 2012. The increase is mainly attributable to a $928.46 million increase in payments for the construction costs of newbuildings and the acquisition of the second hand vessel, a decrease of $0.46 million in interest income received partially offset by a $1.08 million decrease in payments for other tangible assets, the net decrease in short-term investments of $203.90 million, an increase of $0.69 million of dividends we received from Egypt LNG and $0.36 million we received from Egypt LNG as a return of capital.

Net Cash From Financing Activities

Net cash from financing activities increased by $561.67 million, to $840.48 million in the year ended December 31, 2013, from $278.81 million in the year ended December 31, 2012. The increase is mainly attributable to $1,026.20 million drawn from our bank loan facilities and the bond (2012: nil) and a decrease of $1.44 million in payment of loan issuance costs, partially offset by an increase of $21.37 million in dividend payments and an increase of $115.19 million in bank loan repayments. The cash from financing activities in the year ended December 31, 2012 was further affected by the net IPO proceeds of $310.74 million and the capital contributions received from our pre-IPO shareholders of $18.66 million (2013: nil).

Contracted Charter Revenues

The following table summarizes GasLog’s contracted charter revenues and vessel utilization within the vessel ownership segment as of December 31, 2013.

Contracted Charter Revenues and Days from Time Charters(8), (9)

	On and after December 31,
	2014	2015	2016	2017	2018-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter
revenues(1)(2)(3)(4)(5)	$209.44	$210.41	$246.93	$280.20	$1,128.60	$2,075.58
Total contracted days(1)	2,755	2,768	3,141	3,497	13,756	25,917
Total available days(6)	3,106	3,867	4,697	5,475	50,126	67,271
Total unfixed days(7)	351	1,099	1,556	1,978	36,370	41,354
Percentage of total contracted days/total available days for the ten ships(1)	88.70%	71.58%	66.87%	63.87%	27.44%	38.53%

(1)	Reflects time charter revenues and contracted days for the two LNG carriers delivered to us in 2010, the five LNG carriers delivered to us in 2013 and the five LNG carriers on order for which we have secured time charters. Calculations assume (i) that all the LNG carriers on order are delivered on schedule and (ii) 30 off-hire days when the ship undergoes scheduled drydocking. Does not include charter revenues for the Methane Nile Eagle, in which we hold a 25% minority interest.
(2)	Our ships are scheduled to undergo drydocking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking.
(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation. No special adjustments are assumed under those time charter contracts.
(4)	For time charters that give the charterer the option to set the charter hire rate at prevailing market rates during an initial portion of the time charter’s term, revenue calculations assume that the charterer does not elect such option. Revenue calculations for these charters include an estimate of the amount of the operating cost component and the management fee component.
(5)	Revenue calculations assume no exercise of any option to extend the terms of charters.
(6)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.
(7)	Represents available days for the two newbuildings on order and the GasLog Chelsea for which the charter party expired on January 15, 2014 plus available days for other ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters). Does not reflect the short-term charter party agreements for the GasLog Chelsea signed after December 31, 2013.
(8)	Does not reflect the three ships that will be acquired from MSL pursuant to the agreement signed on January 15, 2014 based on which each ship will be chartered to BG for a six-year initial terms. These contracts, for their firm duration, will contribute additional revenue of $426.3 million and 6,483 additional contracted days from the date of ships delivery until 2020.
(9)	Does not reflect two short-term contracts of GasLog Chelsea that were signed after December 31, 2013. These contracts, for their firm duration, will contribute additional revenue of $21.92 million and 250 additional contracted days.

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of December 31, 2013 for the twelve ships in our owned fleet for which we have secured time charters, including the contracts for five of newbuildings on order. Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after December 31, 2013 including the charter party agreements for the three ships to be acquired from MSL. The table reflects only our contracted charter revenues for the twelve ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in

5

fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any time charter revenues for our two LNG carriers on order for which we have not yet secured time charter contracts, revenues from the GasLog Chelsea related to contracts signed after December 31, 2013, contracted revenues for the three ships to be acquired from MSL or any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. The entry into time charter contracts for the two remaining newbuildings on order, the GasLog Chelsea, any additional ships we may acquire or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report filed with the SEC on March 28, 2013. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Contractual Obligations

Our contractual obligations as of December 31, 2013 were:

	Payments Due by Period(3)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Expressed in thousands of U.S. dollars)
Borrowing obligations(1)	$1,138,237	$104,751	$130,515	$514,659	$388,312
Interest on borrowing obligations and swaps(2)	203,018	41,176	88,577	61,708	16,557
Loan arrangement fees and commitments	5,268	4,846	422	—	—
Shipbuilding contracts	1,274,806	376,950	897,856	—	—
Operating lease obligations	1,121	644	477	—	—
Total	$2,622,450	$528,367	$1,112,847	$576,367	$404,869

(1)	The table does not include obligations under the loan agreement we entered into through our subsidiaries on December 23, 2011 with DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ), for $435 million. The first installment payment for any borrowings we make under this loan agreement will be due three months after the delivery of the newbuildings that will serve as collateral under the facility.

(2)	Our interest commitment on long-term debt is calculated based on an assumed average applicable interest rate ranging from 2.45% to 4.68% which takes into account LIBOR of 0.25%, and the applicable margin spreads in our various debt agreements and our fixed-rate interest rate swaps associated with each debt.

(3)	The table does not include the aggregate cost of $468 million for the ships that will be acquired from MSL and the obligations under the commitment from Citibank for $325.5 million to partially finance this acquisition.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included elsewhere in this report.

6

GASLOG LTD.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of GasLog Ltd.

Hamilton, Bermuda

We have audited the accompanying consolidated statements of financial position of GasLog Ltd. and its subsidiaries (the “Group”) as of December 31, 2013 and 2012, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GasLog Ltd. and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece
February 28, 2014

F-2

GasLog Ltd. and its Subsidiaries

Consolidated statements of financial position

As of December 31, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	Note	December 31, 2012	December 31, 2013
		(restated) (1)
Assets
Non-current assets
Goodwill	3	9,511,140	9,511,140
Investment in associate	4	6,856,144	6,326,264
Deferred financing costs		24,278,983	12,793,375
Other non-current assets	8	4,071,071	2,658,320
Derivative financial instruments	21	—	9,144,834
Tangible fixed assets	5	426,879,545	1,529,719,894
Vessels under construction	5	217,321,572	120,295,239
Total non-current assets		688,918,455	1,690,449,066
Current assets
Trade and other receivables	7	2,431,852	7,256,534
Dividends receivable and due from related parties	17	859,121	2,476,122
Inventories		480,554	5,935,576
Prepayments and other current assets		425,385	2,263,294
Short-term investments		104,674,150	4,500,000
Cash and cash equivalents	6	110,978,315	103,797,922
Total current assets		219,849,377	126,229,448
Total assets		908,767,832	1,816,678,514
Equity and liabilities
Equity
Share capital	9	628,632	628,632
Contributed surplus	10	621,879,379	614,964,431
Reserves		(11,049,090)	(3,428,313)
(Accumulated deficit)/Retained earnings		(8,187,530)	27,368,310
Equity attributable to owners of the Group		603,271,391	639,533,060
Current liabilities
Trade accounts payable		1,794,300	5,734,673
Ship management creditors	6	850,680	8,148,219
Amounts due to related parties	17	121,663	122,786
Derivative financial instruments	21	7,144,738	14,235,286
Other payables and accruals	12	15,094,483	30,271,660
Borrowings—current portion	11	25,753,343	100,320,398
Total current liabilities		50,759,207	158,833,022
Non-current liabilities
Derivative financial instruments	21	24,183,718	2,917,577
Borrowings—non-current portion	11	228,514,890	1,014,753,538
Other non-current liabilities		2,038,626	641,317
Total non-current liabilities		254,737,234	1,018,312,432
Total equity and liabilities		908,767,832	1,816,678,514

(1) Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013 (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

F-3

GasLog Ltd. and its Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2011, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	Note	2011	2012	2013
			(restated) (1)
Revenues	23	66,470,819	68,542,087	157,239,696
Vessel operating and supervision costs	13	(12,946,061)	(14,646,407)	(34,918,920)
Depreciation of fixed assets	5	(12,827,284)	(13,064,898)	(29,321,948)
General and administrative expenses	14	(15,996,595)	(20,380,090)	(21,596,924)
Profit from operations		24,700,879	20,450,692	71,401,904

Financial costs	15	(9,631,262)	(11,669,562)	(27,851,400)
Financial income	15	41,679	1,174,361	410,974
(Loss)/gain on swaps	21	(2,725,374)	(6,783,315)	11,497,718
Share of profit of associate	4	1,311,970	1,078,057	1,470,120
Gain on disposal of subsidiaries	1	24,786	—	—
Total other expense		(10,978,201)	(16,200,459)	(14,472,588)
Profit for the year		13,722,678	4,250,233	56,929,316
Attributable to:
Owners of the Group		14,039,651	4,250,233	56,929,316
Non-controlling interest		(316,973)	—	—
		13,722,678	4,250,233	56,929,316

Earnings per share – basic and diluted	24	0.36	0.07	0.91

(1) Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013 (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

F-4

GasLog Ltd. and its Subsidiaries

Consolidated statements of comprehensive income

For the years ended December 31, 2011, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	Note	2011	2012	2013
		(restated) (1)	(restated) (1)
Profit for the year		13,722,678	4,250,233	56,929,316
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	21	(431,533)	(15,992,827)	4,772,610
Net change in fair value of cash flow hedges reclassified to profit or loss	21	—	—	2,292,972
Actuarial gain/(loss)		80,072	(48,404)	62,373
Other comprehensive (loss)/income for the year		(351,461)	(16,041,231)	7,127,955
Total comprehensive income/(loss) for the year		13,371,217	(11,790,998)	64,057,271
Attributable to:
Owners of the Group		13,688,190	(11,790,998)	64,057,271
Non-controlling interest		(316,973)	—	—
		13,371,217	(11,790,998)	64,057,271

(1) Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013 (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

F-5

GasLog Ltd. and its Subsidiaries

Consolidated statements of changes in equity

For the years ended December 31, 2011, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	Share capital	Contributed surplus	Equity-settled employee benefits reserve	Other reserves	(Accumulated deficit)/retained earnings	Attributable to owners of the Group	Non- controlling interest	Total
Balance at January 1, 2011	391,015	199,635,155	3,579,684	(5,395,407)	(26,477,414)	171,733,033	9,199,095	180,932,128
Capital contributions	—	90,947,575	—	—	—	90,947,575	9,751,000	100,698,575
Dividend declared ($0.22 per share)	—	(8,500,000)	—	—	—	(8,500,000)	—	(8,500,000)
Acquisition of non-controlling interest	—	18,633,122	—	—	—	18,633,122	(18,633,122)	—
Recognition of share based payments	—	—	3,991,673	—	—	3,991,673	—	3,991,673
Profit/(loss) for the year	—	—	—	—	14,039,651	14,039,651	(316,973)	13,722,678
Other comprehensive loss for the year (as previously reported)	—	—	—	(431,533)	—	(431,533)	—	(431,533)
Actuarial gain adjustment (see note 2)	—	—	—	80,072	—	80,072	—	80,072
Other comprehensive loss for the year (as restated)(1)	—	—	—	(351,461)	—	(351,461)	—	(351,461)
Total comprehensive (loss)/income for the year	—	—	—	(351,461)	14,039,651	13,688,190	(316,973)	13,371,217
Balance at December 31, 2011 (as restated) (1)	391,015	300,715,852	7,571,357	(5,746,868)	(12,437,763)	290,493,593	—	290,493,593
Capital contributions	—	18,662,935	—	—	—	18,662,935	—	18,662,935
Dividend declared ($0.11 per share)	—	(6,914,948)	—	—	—	(6,914,948)	—	(6,914,948)
Net proceeds from initial public offering (“IPO”) and private placement	237,617	309,415,540	—	—	—	309,653,157	—	309,653,157
Recognition of share based payments	—	—	3,167,652	—	—	3,167,652	—	3,167,652
Profit for the year	—	—	—	—	4,250,233	4,250,233	—	4,250,233
Other comprehensive loss for the year	—	—	—	(16,041,231)	—	(16,041,231)	—	(16,041,231)
Total comprehensive (loss)/income for the year	—	—	—	(16,041,231)	4,250,233	(11,790,998)	—	(11,790,998)
Balance at December 31, 2012 (as restated) (1)	628,632	621,879,379	10,739,009	(21,788,099)	(8,187,530)	603,271,391	—	603,271,391
Dividend declared ($0.45 per share)	—	(6,914,948)	—	—	(21,373,476)	(28,288,424)	—	(28,288,424)
Recognition of share based payments	—	—	492,822	—	—	492,822	—	492,822
Profit for the year	—	—	—	—	56,929,316	56,929,316	—	56,929,316
Other comprehensive income for the year	—	—	—	7,127,955	—	7,127,955	—	7,127,955
Total comprehensive income for the year	—	—	—	7,127,955	56,929,316	64,057,271	—	64,057,271
Balance at December 31, 2013	628,632	614,964,431	11,231,831	(14,660,144)	27,368,310	639,533,060	—	639,533,060

(1) Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013 (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

F-6

GasLog Ltd. and its Subsidiaries

Consolidated statements of cash flow

For the years ended December 31, 2011, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	2011	2012	2013
	(restated) (1)	(restated) (1)
Cash flows from operating activities:
Profit for the year	13,722,678	4,250,233	56,929,316
Adjustments for:
Depreciation of fixed assets	12,827,284	13,064,898	29,321,948
Share of profit of associate	(1,311,970)	(1,078,057)	(1,470,120)
Financial income	(41,679)	(1,174,361)	(410,974)
Financial costs	9,631,262	11,669,562	27,851,400
Unrealized foreign exchange gains on cash and cash equivalents and short-term investments	—	(627,758)	(1,013,004)
Unrealized loss/(gain) on swaps	2,725,374	6,783,315	(17,226,925)
Gain on disposal of subsidiaries	(24,786)	—	—
Non-cash defined benefit obligations	577,196	35,844	81,396
Non-cash employee benefits	3,991,673	3,481,090	492,822
	42,097,032	36,404,766	94,555,859
Movements in operating assets and liabilities:
(Increase)/decrease in trade and other receivables including related parties, net	(1,485,220)	527,620	(4,674,790)
Decrease/(increase) in prepayments and other assets	294,098	54,692	(1,837,909)
Increase in inventories	(42,245)	(55,288)	(5,455,022)
(Increase)/decrease in other non-current assets	(871,769)	(3,199,302)	1,412,751
Increase in other non-current liabilities	—	10,879	30,043
(Decrease)/increase in accounts payable and other current liabilities	(4,388,124)	2,319,528	24,304,373
Cash provided by operations	35,603,772	36,062,895	108,335,305
Interest paid, net of amount capitalized	(8,602,438)	(11,144,727)	(21,590,780)
Net cash from operating activities	27,001,334	24,918,168	86,744,525
Cash flows from investing activities:
Dividends received from associate	1,086,787	950,000	1,640,027
Payments for tangible fixed assets and vessels under construction	(88,036,471)	(110,765,495)	(1,038,153,383)
Return of contributed capital from associate	500,000	—	359,973
Purchase of short-term investments	—	(307,914,861)	(44,969,200)
Maturity of short-term investments	—	204,091,159	145,046,500
Cash transferred on disposal of subsidiaries	(56,426)	—	—
Financial income received	41,679	1,017,884	560,516
Net cash used in investing activities	(86,464,431)	(212,621,313)	(935,515,567)
Cash flows from financing activities:
Proceeds from bank loans and bond	—	—	1,026,199,965
Bank loan repayments	(29,880,190)	(27,454,542)	(142,648,971)
Payment of loan issuance costs	(4,757,032)	(16,221,986)	(14,781,775)
Payment of IPO costs	(1,275,447)	(3,515,267)	—
Proceeds from sale of common shares (net of underwriting discounts and commissions)	—	314,255,049	—
Dividends paid	(772,000)	(6,914,948)	(28,288,424)
Capital contributions received	92,970,575	18,662,935	—
Net cash from financing activities	56,285,906	278,811,241	840,480,795
Effects of exchange rate changes on cash and cash equivalents	—	(222,690)	1,109,854
(Decrease)/increase in cash and cash equivalents	(3,177,191)	90,885,406	(7,180,393)
Cash and cash equivalents, beginning of the year	23,270,100	20,092,909	110,978,315
Cash and cash equivalents, end of the year	20,092,909	110,978,315	103,797,922
Non Cash Investing and Financing Activities
Acquisition of non-controlling interest	18,633,122	—	—
Increase in capital contribution in lieu of dividend payment	7,490,000	—	—
Capital expenditures – net payable/(receivable)	3,797,568	2,326,195	(691,226)
Dividends retained and deemed capital contribution relating to employee incentive scheme	238,000	—	—
IPO costs included in liabilities at the end of the year	1,610,173	124,616	—
Loan issuance costs included in liabilities at the end of the year	9,532,295	3,367,737	2,493,804

(1) Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013 (Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

F-7

GasLog Ltd. and its Subsidiaries

Notes to the consolidated financial statements

For the years ended December 31, 2011, 2012 and 2013

(All amounts expressed in U.S. Dollars)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, Greece, and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog is controlled by Blenheim Holdings Ltd. (“Blenheim Holdings”), an entity registered in Bermuda, which as of December 31, 2013, held 50.89% interest in GasLog and accordingly, could control the outcome of matters on which stockholders are entitled to vote. Blenheim Holdings is controlled by Ceres Shipping Ltd. (“Ceres Shipping”) an entity also registered in Bermuda. The ultimate controlling party of the Group at December 31, 2013 was Mr. Peter G. Livanos, who beneficially owned a 51.30% interest in GasLog principally through Ceres Shipping’s majority ownership interest in Bleinheim Holdings Ltd. and through Falconera Navigation Inc. (“Falconera”). Falconera is a Panama company, which may be deemed attributable to Mr. Livanos because he is an officer and a board member of Falconera.

The accompanying consolidated financial statements include the financial statements of GasLog and its subsidiaries. As of December 31, 2012 and 2013 all subsidiaries were 100% held (either directly or indirectly) by GasLog. As of December 31, 2013 the Group’s structure was as follows:

Name	Place of incorporation	Date of incorporation	Principal activities	Cargo capacity (cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd.	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-three Ltd. (2)	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd. (2)	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd. (2)	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-six Ltd. (2)	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Hull No. 2042	Q2 2014(1)
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	Hull No. 2043	Q4 2014(1)
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	Hull No. 2044	Q1 2015(1)
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2072	Q1 2016(1)
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	Hull No. 2073	Q2 2016(1)
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2102	Q3 2016(1)
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	Hull No. 2103	Q4 2016(1)
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GasLog LNG Employee Incentive Scheme Ltd.	Bermuda	June 2008	Dormant	—	—	—
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
Associates:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007

(1)	For newbuildings, expected delivery dates are presented.

(2)	Under the agreements signed with an entity jointly-owned by the Livanos and Radziwill families (the “Joint Venture Partner”), the Group initially held 51% in these four vessel-owning companies. In June 2011 the Joint Venture Partner sold its 49% non-controlling interest in the issued shares of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. to Ceres Shipping. Ceres Shipping contributed the 49% interest in the aforementioned four vessel-owning companies to Blenheim Holdings, who in turn contributed the 49% interest in these four vessel-owning companies to GasLog, which contributed the same to GasLog Carriers Ltd. Contribution of these four vessel-owning companies by Ceres Shipping was a non-cash transaction for the Group. Following the completion of this transaction, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-six Ltd. are 100% owned by the Group.

All entities in the Group have a December 31st year end. During 2013 the Group employed an average of 119 employees (2012: 110 and 2011: 63).

On July 11, 2011 and September 5, 2011, the Group transferred its ownership of two dormant subsidiaries, GasLog Holdings Limited and GasLog Services Limited, respectively, to Ceres Shipping (a related company). The Group transferred all outstanding shares of each of the dormant entities to Ceres Shipping in non-cash transactions for no consideration. Aggregate cash and net liabilities of the two entities of $56,426 and $81,212, respectively, were transferred to Ceres Shipping in the transactions, resulting in a gain of $24,786, which is recorded in the consolidated statement of profit or loss.

On March 29, 2012, the Group entered into (i) an underwriting agreement with a group of underwriters to sell 23,500,000 shares of the Group’s common shares at a public offering price of $14.00 per share, for an aggregate public offering price of $329,000,000, (ii) subscription agreements with certain of the Group’s directors and officers for a concurrent private placement of 261,670 shares of the Group’s common shares at the public offering price of $14.00 per share.

The Group completed its IPO and concurrent private placement on April 4, 2012, at which time the Group issued 23,761,670 common shares. The net proceeds from the IPO and concurrent private placement, including the underwriting discount of $18,095,000 and offering costs of $4,915,223, was $309,653,157.

GasLog’s common shares began trading on the New York Stock Exchange (“NYSE”) on March 30, 2012 under the ticker symbol “GLOG”.

2. Significant Accounting Policies

Statement of compliance

The consolidated financial statements of GasLog and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (the “IFRS”) as issued by the

F-8

International Accounting Standards Board (the “IASB”).

Basis of preparation and approval

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments recorded at fair value at the end of each year. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The principal accounting policies are set out below.

The financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of the Group’s subsidiaries.

On February 27, 2014, the financial statements were authorized on behalf of GasLog’s board of directors for issuance and filing.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of GasLog and entities controlled by the company (its subsidiaries). Control is achieved where GasLog:

—	has power over the investee;

—	is exposed, or has rights, to variable returns from its involvement with the investee; and

—	has the ability to use its power to affect its returns.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from the date control is obtained and up to the date control ceases. Acquisitions of businesses, including entities under common control, are accounted for using the acquisition method.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

The other investors in subsidiaries in which the Group has less than 100% interest hold a non-controlling interest in the net assets of these subsidiaries. Non-controlling interest is stated at the non-controlling interest’s proportion of the net assets of the subsidiaries where the Group has less than 100% interest. Subsequent to initial recognition the carrying amount of non-controlling interest is increased or decreased by the non-controlling interest’s share of subsequent changes in the equity of such subsidiaries. Total comprehensive income is attributed to a non-controlling interest even if this results in the non-controlling interest having a deficit balance.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

Goodwill

Goodwill arising in a business combination is recognized as an asset at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Investment in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results, assets and liabilities of associates are included in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. An impairment assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognized in prior years no longer exist.

When the Group’s share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group’s commitment.

Accounting for revenues and related operating expenses

The Group’s revenues comprise revenues from time charters for the charter hire of its vessels, management fees, project supervision income and other income earned during the period in accordance with existing contracts.

Revenue from vessel management and vessel construction project supervision contracts is recognized when earned and when it is probable that future economic benefits will flow to the Group and such a benefit can be measured reliably.

A time charter represents a contract entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for the off-hire period, when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date. Accrued revenue represents income recognized in advance as a result of the straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

Time charter hires received in advance are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met (Note 13).Associated voyage expenses primarily consist of commissions and bunkers consumed during vessels’ unemployment, which are recognized on a pro-rata basis over the duration of the period of the time charter. All other voyage expenses and operating costs are expensed as incurred.

Financial income and costs

Interest income is recognized on an accruals basis. Dividend income is recognized when the right to receive payment is established.

Interest expense and other borrowing costs are recognized on an accrual basis. Interest expense and other borrowing costs incurred during the vessel construction period, and relating directly to the vessel, are capitalized as part of the cost of the vessel.

F-9

Foreign currencies

For the purpose of the consolidated financial statements, the results and financial position of each Group entity are expressed in USD, which is the functional currency of the Group and the presentation currency for the consolidated financial statements, because the Group’s vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD, vessel management and vessel construction supervision contracts are primarily settled in USD and the Group’s most significant assets and liabilities are paid for and settled in USD.

Transactions in currencies other than the USD are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into USD at the rates prevailing at that date. All resulting exchange differences are recognized in the consolidated statement of profit or loss in the period in which they arise.

Borrowing costs

Borrowing costs, including interest expense and amortization of loan issuance costs, directly attributable to a loan to finance a vessel under construction, representing an asset that takes a substantial period of time to get ready for its intended use or sale, are added to the cost of the vessel, until such time as the vessel is substantially ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are expensed as incurred.

Deferred financing costs for undrawn facilities

Commitment, arrangement, structuring, legal and agency fees incurred for obtaining new loans or refinancing existing facilities are recorded as deferred loan issuance costs and classified contra to debt while the fees incurred for the undrawn facility are classified under non-current assets in the statement of financial position and will be classified contra to debt on the drawdown dates.

Deferred financing costs are deferred and amortized to financial costs over the term of the relevant loan, using the effective interest method.

Vessels under construction

Newbuilding vessels are presented at cost less identified impairment losses, if any. Costs relating to the newbuilding vessels include shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the acquisition or construction of the vessels, including borrowing costs incurred during the construction period.

Upon completion of the construction, the vessels are presented on the statement of financial position in accordance with the “Tangible fixed assets: Property, plant and equipment” policy as described below.

Tangible fixed assets: Property, plant and equipment

Tangible fixed assets are stated at cost less accumulated depreciation and any accumulated impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition.

The cost of a LNG vessel is split into two components, a “vessel component” and a “drydocking component”. Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual value is estimated as 10% of the initial vessel cost and represents the Group’s estimate of the current selling price assuming the vessel is already of age and condition expected at the end of its useful life.

The LNG vessels are required to undergo a drydocking overhaul every five years to restore their service potential and to meet their classification requirements. The drydocking component is estimated at the time of a new vessel’s delivery from the shipyard and is measured based on the estimated cost of the first drydocking based on the Group’s historical experience with similar types of vessels. For subsequent drydockings actual costs are capitalized when incurred. The drydocking component is depreciated over the period of five years until the next drydocking.

The expected useful lives of all long-lived assets are as follows:

Vessel

- LNG vessel component	35 years

- Drydocking component	5 years

Furniture, computer, software and other office equipment	3-5 years

Leasehold improvements	12 years (or remaining term of the lease)

The useful lives of all assets and the depreciation method are reviewed annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment. The residual value is also reviewed at each financial period-end. If expectations differ from previous estimates, the changes are accounted for prospectively in earnings in the period of the change and future periods.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred. Major renovation costs and modifications are capitalized and depreciated over the estimated remaining useful life.

When assets are sold, they are derecognized and any gain or loss resulting from their disposals is included in earnings.

Impairment of tangible fixed assets

All assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statement of profit or loss. The recoverable amount is the higher of an asset’s net selling price and “value in use”. The net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction less the costs of disposal, while “value in use” is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit. Each vessel is considered to be a single cash-generating unit. The net selling price of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Inventories

Inventories represent lubricants and provisions on board the vessel and in the event of vessels unemployment the bunkers on board the vessel. Inventories are stated at the lower of cost calculated on a first in, first out basis, and net realizable value.

F-10

Financial instruments

Financial assets and liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. All financial instruments are initially measured at fair value. Financial assets and financial liabilities are recognised when a Group entity becomes a party to the contractual provisions of the instruments. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

•	Cash and cash equivalents

Cash represents cash on hand and deposits with banks which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less at the time of purchase that are subject to an insignificant risk of change in value.

•	Short-term investments

Short-term investments represent short-term, highly liquid time deposits placed with financial institutions which are readily convertible into known amount of cash with original maturities of more than three months but less than 12 months at the time of purchase that are subject to an insignificant risk of change in value.

•	Trade receivables

Trade receivables are carried at the amount expected to be received from the third party to settle the obligation. Bad debts are written off during the year in which they are identified. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year end.

•	Borrowings

Borrowings are measured at amortized cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement of the borrowings is recognized over the term of the borrowings.

•	Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including, interest rate swaps and cross currency swaps.

Derivative financial instruments are initially recognized at fair value, and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Derivatives are presented as assets when their valuation is favorable to the Group and as liabilities when unfavorable to the Group.

The Group’s criteria for classifying a derivative instrument as a hedge include: (1) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; (2) the effectiveness of the hedge can be reliably measured; (3) there is adequate documentation of the hedging relationships at the inception of the hedge; and (4) for cash flow hedges, the forecasted transaction that is subject to the hedges must be highly probable.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line item as the recognized hedged item. Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized in the consolidated statement of profit or loss when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in the statement of profit or loss.

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 18.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statement of income such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve.

Critical accounting judgments and key sources of estimation uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Group’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods the management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future.

Judgments: In the process of applying GasLog’s accounting policies, management has made the following judgments, apart from those involving estimations, that had the most significant effect on the amounts recognized in the consolidated financial statements.

Vessel construction cost capitalization: The Group recognized installments paid to the shipyard in accordance with the contract and any directly attributable costs of bringing the vessels to their working condition incurred during construction period as vessel costs (Note 5). Directly attributable costs incurred during vessel construction period consisted of commissions, on-site supervision costs, costs for sea trials, certain spare parts and equipment, lubricants and other vessel delivery expenses. Any vendor discounts were deducted from the cost of the vessels.

The key sources of estimation uncertainty are as follows:

Vessel lives and residual value: Vessels are stated at cost, less accumulated depreciation. The estimates and assumptions that have the most significant effect on the vessel carrying amount relate to the estimation of the useful life of an LNG vessel of 35 years and the residual value which is estimated as 10% of the initial vessel cost (Note 5).

An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and an increase in the estimated useful life of a vessel would also extend annual depreciation charge into later periods. A decrease in the useful life of a vessel or its residual value would have the effect of increasing the annual depreciation charge and potentially resulting in an impairment loss.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated residual value of a vessel may not represent the fair market value at any one time as in part market prices of scrap rates tend to fluctuate.

Impairment of Vessels: The Group evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value

F-11

less cost to sell of the vessel, the Group obtains vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. No impairment loss was recognized for any of the periods presented.

Deferred drydocking cost: The Group recognizes drydocking costs as a separate component of the vessel’s carrying amount and amortizes the drydocking cost on a straight-line basis over the estimated period until the next drydocking. If the vessel is disposed of before the next drydocking, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. The Group expects that its vessels will be required to be drydocked in approximately 60 months after their delivery from the shipyard, and thereafter every 30 or 60 months will be required to undergo special or intermediate surveys and drydocked for major repairs and maintenance that cannot be performed while the vessels are operating. The Group amortizes its estimated drydocking expenses for the first special survey over five years, but this estimate might be revised in the future. Management estimates costs capitalized as part of the drydocking component as costs to be incurred during the first drydocking at the drydock yard for a special survey and parts and supplies used in making such repairs that meet the recognition criteria, based on historical experience with similar types of vessels.

Measurement of equity-settled share-based payments expense: As described in Note 18, the Group used an accepted valuation methodology to value the Stock Appreciation Rights granted in 2013. The inputs are based on observable market data and management’s estimates. Details of the valuation methodology and significant assumptions used are set out in Note 18.

Impairment of goodwill: Determining whether goodwill is impaired requires an estimation of the recoverable amount, which is the higher of fair value less costs to sell and value in use, of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. Details of the impairment analysis are set out in Note 3. No impairment loss was recognized for any of the periods presented.

Fair value of derivative financial instruments: Our risk management policies permit the use of derivative financial instruments to manage interest rate risk and foreign exchange risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.

A substantial majority of the fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements. The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both us and the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest and currency swap agreements at the end of each period are most significantly affected by the interest rate implied by market-observable data such as LIBOR yield curve, and forward foreign exchange rates. While the fair value of our interest and currency swap agreements are typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest and foreign exchange rates also materially impact our interest and currency swap agreements.

The fair value of our interest and currency swap agreements are also affected by changes in our specific credit risk included in the discount factor. Following the implementation of IFRS 13 Fair Value Measurement in January 1, 2013, the Group adjusts its derivative liabilities fair value to reflect its own credit risk and the counterparties’ risk. The estimate of the Group’s credit risk is based on the credit rating of other companies in the LNG industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Group receives from its lenders as part of the margin setting for the new loan agreements. The counterparties’ credit risk is estimated either by using the credit default swap rates obtained from public information or, if not available, by using the credit rating of the counterparties.

The LIBOR yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Note 21 for the effects on the change in fair value of our derivative instruments on our consolidated statements of profit or loss.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Group were effective in the current period:

In May 2011, the IASB issued IFRS 13 Fair Value Measurement which establishes a single source of guidance for fair value measurements under IFRS standards. IFRS 13 defines fair value, provides guidance on its determination and introduces consistent requirements for disclosures on fair value measurements. Following the adoption of this standard, the Group adjusted its derivative liabilities fair values to reflect its credit risk. The fair value as determined by the forecasted expected cash flows discounted with the risk-free interest rate was further adjusted to incorporate the Group’s own credit risk and the credit risk of the counterparties. The Group’s own credit risk is estimated by taking into account the credit rating of other companies in the LNG Industry where publicly available, the rating of the global transportation industry where the shipping industry is included and the feedback that the Group received from its lenders as part of the margin setting for the new loan agreements. For counterparties’ credit risk, either the credit default swap rates were obtained from public information or, if not available, the credit rating of the counterparties was used. The new standard is effective for fiscal years beginning on or after January 1, 2013. As of December 31, 2013, due to the fact that the Group’s rating was lower than the rating of its counterparties, the adoption of IFRS 13 has resulted in the Group’s Derivative financial instruments liabilities being decreased by $77,112, Other comprehensive income being increased by $622,775 and the Gain on swaps being decreased by $545,663.

In May 2011, the IASB issued standards relating to consolidated financial statements, including IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, and amendments to IAS 27 Consolidated and Separate Financial Statements, and IAS 28 Investments in Associates and Joint Ventures. These standards and amendments, among other things, update the definition of control under IFRS and consolidate the disclosure requirements for interests in other entities and were effective for fiscal years beginning on or after January 1, 2013, with retrospective application required. These standards and amendments did not have any impact on the Group’s financial results and position.

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits that change the accounting for defined benefit plans and termination benefits. Following the adoption of these changes, the Group recognizes changes in defined benefit obligations when they occur, thus eliminating the “corridor approach” permitted under the previous version of IAS 19 which the Group previously applied. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income. The revised standard is effective for annual periods beginning on or after January 1, 2013. The amendments of IAS 19 have been applied retrospectively. The change in accounting policy resulted in unrecognized actuarial gains of $80,072 as of December 31, 2011 being recognized. As of December 31, 2012, the change in this accounting policy has resulted in the Group’s reserves being increased by $31,668, Other non-current liabilities being decreased by $61,082 and the General and administrative expenses for the year ended December 31, 2012 being decreased by $29,414. As of December 31, 2013, the change in accounting policy has resulted in the Group’s opening reserves being increased by $31,668, the Other non-current liabilities being decreased by $63,861, the Retained Earnings being increased by $29,414 and the General and administrative expenses for the year ended December 31, 2013 being increased by $2,779.

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements, which provides guidance on the presentation of items contained in other comprehensive income and their classification within other comprehensive income. The amendments to IAS 1 introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1 that are effective for the annual periods beginning on or after July 1, 2012, the income statement was renamed as statement of profit or loss. In addition, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. The presentation of items of other comprehensive income has been modified accordingly. Other than the above mentioned presentation changes which were applied retrospectively, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

F-12

In December 2011, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures, which introduces disclosure requirements about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangements, even if they are not set off under IAS 32 Financial Instruments: Presentation. The amendments of IFRS 7 that are effective for the fiscal year beginning on January 1, 2013 did not have any impact on the Group’s consolidated financial statements.

In May 2012, the IASB issued the Annual Improvements to IFRSs-2009-2011 Cycle, which contains amendments to its standards and the related Basis for Conclusions. It includes changes to IFRS 1 First Time Adoption of International Reporting Standards, IAS 1 Presentation of Financial Statements, IAS 16 Property Plant and Equipment, IAS 32 Financial Instruments: Presentation and IAS 34 Interim Financial Reporting. These amendments that are effective for the fiscal year beginning on January 1, 2013 did not have any impact on the Group’s consolidated financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. The release of IFRS 9 (2013) on November 19, 2013 contained consequential amendments which removed the mandatory effective date of IFRS 9 leaving the effective date open pending the finalization of the impairment and classification and measurement requirement and permitted an entity to apply the requirements on the presentation of gains and losses on financial liabilities designated at fair value through profit or loss without applying the other requirements, meaning the portion of the change in fair value related to changes in the entity’s own credit risk can be presented in other comprehensive income rather than within profit or loss. In addition it introduced a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. At its November 2013 meeting, the IASB tentatively decided that the mandatory effective date will be no earlier than annual periods beginning on or after January 1, 2017, with retrospective application required. Management will evaluate the impact of this standard on the Group’s financial statements once the mandatory effective date is set. Until such time as a detailed review has been completed it is not practicable to provide reasonable estimate of that effect.

In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation, which clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The standard is effective for fiscal years beginning on or after January 1, 2014, with retrospective application required. Management anticipates that the implementation of this standard will not have a material impact on the financial statements as it relates to additional disclosures.

In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets on the impairment of non-financial assets. This amendment removes the requirement of disclosure of the recoverable amount of an asset or cash generating unit when there is no impairment loss and requires disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed during the period. The amended standard is effective for annual periods beginning on or after January 1, 2014, with retrospective application required. Management anticipates that the implementation of this standard will not have a material impact on the financial statements.

In June 2013, the IASB published a limited scope amendment to IAS 39 Financial Instruments: Recognition and Measurement and the forth coming chapter on hedge accounting in IFRS 9 Financial Instruments. This amendment provides some relief from the requirement to cease hedge accounting when a derivative is required to be novated to a central counterparty or entity acting in a similar capacity, under certain circumstances. The amended standard is effective for annual periods beginning on or after January 1, 2014, with retrospective application required. Management anticipates that the implementation of this standard will not have a material impact on the Group’s financial statements.

In November 2013, the IASB issued amendments to IAS 19 Employee Benefits to clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions, can, but are not required, to be recognized as a reduction in the service cost in the period in which the related service is rendered. The amended standard is effective for annual periods beginning on or after July 1, 2014. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

In December 2013, the IASB issued the Annual Improvements to IFRSs-2010-2012 Cycle, which includes changes to IFRS 2 Share-based Payment, IFRS 3 Business Combination, IFRS 8 Operating Segments, IFRS 13 Fair Value Measurement, IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets and IAS 24 Related Party Disclosures. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have a material impact on the Group’s financial statements.

In December 2013, the IASB issued the Annual Improvements to IFRSs-2011-2013 Cycle, which includes changes to IFRS 1 First-time Adoption of International Financial Standards, IFRS 3 Business Combinations, IFRS 13 Fair Value Measurement and IAS 40 Investment Property. These amendments are effective for annual periods beginning on or after July 1, 2014. Management anticipates that these amendments will not have any impact on the Group’s financial statements.

3. Goodwill

Goodwill resulted from the acquisition in 2005 of Ceres LNG Services Ltd., the vessel management company, which represents a cash-generating unit. On September 30, 2011, Ceres LNG Services Ltd. was renamed “GasLog LNG Services Ltd.” As of December 31, 2013, the Group assessed the recoverable amount of goodwill, and concluded that goodwill associated with the Group’s vessel management company was not impaired. The recoverable amount of the vessel management operations is determined based on a value-in-use calculation which uses cash flow to be generated based on financial budgets approved by management covering a four year period until 2017 and terminal multiple of 8.

Growth is based on the number of vessels expected to be under management based on the shipbuilding contracts in place at the end of the year. Management believes that any reasonably possible further change in the key assumptions on which recoverable amount is based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.

The key assumptions used in the value-in-use calculations are as follows:

(i)	Average inflation of 2% per annum;

(ii)	A discount rate of 8% per annum;

(iii)	Annual growth rate of nil; and

(iv)	1 Euro = USD 1.38.

4. Investment in Associate

	2012	2013
At January 1	6,528,087	6,856,144
Return of investment from associate	—	(359,973)
Share of profit of associate	1,078,057	1,470,120
Dividend declared	(750,000)	(1,640,027)
At December 31	6,856,144	6,326,264

During the year ended December 31, 2013, the Group’s associate, Egypt LNG Shipping Ltd., distributed $1,439,892 in excess of its accumulated retained earnings. The portion of such distribution related to the Group was $359,973.

F-13

At December 31, 2012 and 2013 the Group participated in the following associate:

Name	Effective Interest	Country of Incorporation	Principal activity
Egypt LNG Shipping Ltd.	25.00%	Bermuda	Shipping LNG sector

Egypt LNG Shipping Ltd. owns and operates a 145,000 cubic meter LNG vessel built in 2007. Summarized financial information in respect of Egypt LNG Shipping Ltd. is set out below.

	As of December 31,
	2012	2013
Total assets	172,387,951	164,996,797
Total liabilities	(144,963,373)	(139,691,740)
Net assets	27,424,578	25,305,057
Group’s share of associate’s net assets	6,856,144	6,326,264

	For the year ended December 31,
	2011	2012	2013
Revenues	17,586,396	16,721,722	18,618,792
Profit for the year	5,247,878	4,312,229	5,880,482
Dividend declared	(5,147,150)	(3,000,000)	(6,560,110)
Group’s share of associate’s profit	1,311,970	1,078,057	1,470,120
Group’s share of associate’s dividend	1,286,787	750,000	1,640,027

5. Tangible Fixed Assets and Vessels Under Construction

The 2012 and 2013 movements in tangible fixed assets and vessels under construction are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Total vessels under construction
Cost
At January 1, 2012	456,549,561	2,066,510	458,616,071	109,069,864
Additions	371,360	671,054	1,042,414	108,251,708
At December 31, 2012	456,920,921	2,737,564	459,658,485	217,321,572
Additions	162,299,569	346,478	162,646,047	872,489,917
Transfer from vessels under construction	969,516,250	—	969,516,250	(969,516,250)
At December 31, 2013	1,588,736,740	3,084,042	1,591,820,782	120,295,239
Accumulated Depreciation
At January 1, 2012	19,008,582	705,460	19,714,042	—
Depreciation expense	12,617,272	447,626	13,064,898	—
At December 31, 2012	31,625,854	1,153,086	32,778,940	—
Depreciation expense	28,822,093	499,855	29,321,948	—
At December 31, 2013	60,447,947	1,652,941	62,100,888	—
Net book value
At December 31, 2012	425,295,067	1,584,478	426,879,545	217,321,572
At December 31, 2013	1,528,288,793	1,431,101	1,529,719,894	120,295,239

Vessels with a carrying amount of $1,528,288,793 (2012: $425,295,067) have been pledged as collateral under the terms of the Group’s loan agreements (Note 11).

In September 2013, GAS-fifteen Ltd. entered into a memorandum of agreement to acquire the STX Frontier, a 2010-built 153,600 cubic meters LNG Carrier from STX Pan Ocean LNG Pte. Ltd., a Singapore based company. The vessel that was renamed to GasLog Chelsea was delivered on October 4, 2013.

Vessels under construction

In May 2010, GAS-three Ltd. and GAS-four Ltd. entered into shipbuilding contracts for the construction of two LNG carriers (155,000 cubic meters each) with Samsung Heavy Industries Co. Ltd. (“Samsung”). The first vessel, the GasLog Shanghai, was delivered on January 28, 2013 and the second vessel, the GasLog Santiago, was delivered on March 25, 2013.

In 2011, GAS-five Ltd., GAS-six Ltd., GAS-seven Ltd., GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into shipbuilding contracts with Samsung for the construction of six LNG Carriers (155,000 cubic meters each). The first three vessels, the GasLog Sydney, the GasLog Skagen and the GasLog Seattle were delivered on May 30, 2013, July 25, 2013 and December 9, 2013, respectively. The remaining three vessels are scheduled to be delivered on various dates in 2014 and 2015.

In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the first half of 2016.

In August 2013, GAS-thirteen Ltd. and GAS-fourteen Ltd. entered into shipbuilding contracts with Samsung for the construction of two LNG carriers (174,000 cubic meters each). The vessels are expected to be delivered in the second half of 2016. Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of December 31, 2013, the Group has paid to the shipyard $119,174,000 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 19(b)).

F-14

The detail of cumulative vessels under construction costs as of December 31, 2012 and 2013 was as follows:

	At December 31,
	2012	2013
Progress shipyard installment payments	210,125,000	119,174,000
Pre-delivery capitalized costs	7,196,572	1,121,239
Total	217,321,572	120,295,239

The detail of cumulative pre-delivery capitalized costs as of December 31, 2012 and 2013 was as follows:

	At December 31,
	2012	2013
Special bonus (Note 17)	3,800,000	—
Onsite supervision costs	3,496,981	1,168,933
Shipyard commissions	(1,988,450)	(589,250)
Spare parts, equipment and other vessel delivery expenses	1,888,041	541,556
Total	7,196,572	1,121,239

In July 2011, GasLog’s board of directors approved the award of a special bonus of $3,800,000 in the aggregate to certain key members of management for their achievements in the successful negotiation of commercial terms and conditions with the shipyard for the construction of two of the Group’s newbuilding vessels. Refer to Note 17, Related Party Transactions.

6. Cash and Cash Equivalents

	At December 31,
	2012	2013
Current account	17,014,307	66,867,666
Time deposits	93,113,328	28,782,037
Ship management client accounts	850,680	8,148,219
Total	110,978,315	103,797,922

Ship management client accounts represent amounts provided by the clients of GasLog LNG Services Ltd. in order to enable the Group to cover obligations of vessels under management.

Included in $66,867,666 (current account) there is an amount of $3,089,902 kept in a retention account as of December 31, 2013 (2012: $3,329,874) relating to the next installment and interest due for the loan facilities of GAS-two Ltd. and GAS-three Ltd. (Note 11).

7. Trade and Other Receivables

An analysis of the trade and other receivables is as follows:

	At December 31,
	2012	2013
Trade receivables	65,548	3,830,874
VAT receivable	280,715	362,392
Accrued income	1,867,598	1,859,878
Other receivables	217,991	1,203,390
Total	2,431,852	7,256,534

As of December 31, 2012 and 2013, no material receivable balances were past due or impaired, and therefore no allowance was necessary.

8. Other non-current assets

An analysis of other non-current assets is as follows:

F-15

	At December 31,
	2012	2013
Accrued revenue from straight-line revenue recognition	1,272,519	2,221,172
Cash collaterals on swaps	2,356,000	—
Guarantee claims	359,704	155,183
Other guarantees	82,848	281,965
Total	4,071,071	2,658,320

9. Share Capital

GasLog’s authorized share capital consists of 500,000,000 shares with a par value $0.01 per share.

As of December 31, 2012 and 2013, the issued and outstanding share capital consisted of 62,863,166 common shares, par value $0.01 per share.

10. Management of Capital

The Group’s net capital comprises of share capital, contributed surplus, accumulated deficit/retained earnings, equity-settled employee benefits reserve and other reserves including cash flow hedging reserve. At December 31, 2012 and 2013, the Group had equity of $603,271,391 and $639,533,060, respectively.

The Group’s objectives when managing net capital are to provide an optimal return to shareholders over the short to medium term whilst ensuring the protection of its assets by minimizing risk. The Group seeks to achieve its objectives by managing its financial risks.

11. Borrowings

	At December 31,
	2012	2013
Amounts due within one year	26,482,891	104,751,184
Less: unamortized deferred loan issuance costs	(729,548)	(4,430,786)
Loans—current portion	25,753,343	100,320,398
Amounts due after one year	229,176,900	1,033,487,523
Less: unamortized deferred loan issuance costs	(662,010)	(18,733,985)
Loans—non-current portion	228,514,890	1,014,753,538
Total	254,268,233	1,115,073,936

Bank Loans- secured

(a) Danish Ship Finance A/S loan

In March 2008, GAS-one Ltd. entered into a bank loan facility of up to $174,033,000 with Danish Ship Finance A/S in order to partially finance the construction of an LNG vessel. On March 9, 2012, GAS-one Ltd. entered into an amending and restating agreement with Danish Ship Finance A/S. The amendment defines that the guarantors are GasLog and GasLog Carriers Ltd. The balance outstanding as of December 31, 2013 was $136,152,394 (2012: $145,903,867) and is repayable in 26 consecutive quarterly installments of $2,062,913 together with a final balloon payment of $82,516,477 payable concurrently with the last installment in May 2020. The loan bears interest at LIBOR plus a margin. GAS-one Ltd. is also required to maintain at all times minimum liquidity of $1,500,000 and was in compliance.

(b) DNB Bank ASA, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ) loan

On November 17, 2009, GAS-two Ltd. refinanced the then existing loan of $80,000,000 by entering into a syndicated loan agreement of up to $147,500,000 with DnB Nor Bank ASA, National Bank of Greece and UBS AG. The first draw-down on the new facility was $80,000,000 and was used to repay the existing facility. The post-delivery tranche of up to $67,500,000 was drawn upon delivery of the vessel (GasLog Singapore).

On March 14, 2012, GAS-two Ltd. entered into an amending and restating agreement with respect to the syndicate facility with DnB Bank ASA (formerly known as DnB Nor Bank ASA), National Bank of Greece and UBS AG. The amendment defines that the guarantors are GasLog and GasLog Carriers Ltd.

On May 17, 2013, GAS-two Ltd. signed a loan agreement with DNB Bank ASA, acting through its London Branch, UBS AG, National Bank of Greece S.A., Commonwealth Bank of Australia and Skandinaviska Ensklida Banken AB (publ) for a term loan facility of up to $110,000,000 and a revolving credit facility of up to $50,000,000 for the purpose of refinancing the facility of GAS-two Ltd. with DnB Nor Bank ASA, National Bank of Greece and UBS AG which was due to mature in March 2014 (“existing facility”) and for general corporate purposes. Total amount drawn under the term loan and the revolving credit facility should not exceed 72.5% of the vessel’s value. The revolving credit facility is available for drawing on a fully revolving basis in minimum amounts of $5,000,000 until three months prior to the maturity date in May 2018. On May 28, 2013, GAS-two Ltd. drew down $110,000,000 from the term loan facility and repaid the outstanding amount of the existing facility of $101,443,442. On September 25, 2013, GAS-two Ltd. drew down $39,493,750 from the revolving credit facility that is outstanding as of December 31, 2013 and is classified under current liabilities. The balance outstanding as of December 31, 2013 of the term loan was $105,000,000 and is repayable in 18 consecutive quarterly installments of $2,500,000 together with a final balloon payment of $60,000,000 payable concurrently with the last installment in May 2018.

(c) DnB Bank ASA and Export-Import Bank of Korea

On March 14, 2012, GAS-three Ltd. and GAS-four Ltd. entered into a loan agreement of up to $272,500,000 with DnB Bank ASA and the Export-Import Bank of Korea for the purpose of financing two newbuilding vessels. The agreement provides for two tranches that were drawn on January 18, 2013 and March 19, 2013 for the financing of the GasLog Shanghai and the GasLog Santiago, respectively. The balance outstanding as of December 31, 2013 was $260,468,720. Each tranche is repayable in 45 consecutive quarterly installments of $2,005,208 together with a final balloon payment of $40,000,000 payable concurrently with the last installment in 2025. However, the lenders have a put option giving them the right to request full repayment in 2018. The loan bears interest at LIBOR plus a margin. Each of the borrowers is required to have a minimum liquidity of $1,500,000 following the loan drawdown date and was in compliance.

(d) Credit Suisse AG

On January 18, 2012 GAS-seven Ltd. entered into a loan agreement up to $144,000,000 with Credit Suisse AG, for the purpose of financing one of the newbuilding vessels. The agreement provides for a single tranche that was drawn on December 4, 2013 for the financing of the GasLog Seattle. The balance outstanding as of December 31, 2013 was $144,000,000 and is repayable in 28 consecutive quarterly installments of $2,000,000 together with a final balloon payment of $88,000,000 payable concurrently with the last installment in 2020. The loan bears interest at LIBOR plus a margin.

F-16

(e) Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC syndicated loan

On October 3, 2011, GAS-five Ltd. and GAS-six Ltd. entered into a loan agreement of up to $277,000,000 with Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC in order to partially finance the acquisition of two LNG vessels. The loan agreement provides for two equal tranches that were drawn on May 24, 2103 and July 19, 2013 for the financing of the GasLog Sydney and the GasLog Skagen. The balance outstanding as of December 31, 2013 was $270,889,706. The first and the second tranches are repayable in 22 and 23 quarterly installments, respectively together with a final balloon payment of $89,617,647 payable concurrently with the last installments in 2019. The loan bears interest at LIBOR plus a margin. Each of the borrowers is required to have a minimum liquidity of $1,500,000 following the loan drawdown date and was in compliance.

(f) DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) – Undrawn Facility

On December 23, 2011, GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd. entered into a loan agreement for a senior secured credit facility of up to $435,000,000 with DnB Bank ASA, Commonwealth Bank of Australia, Danish Ship Finance A/S, ING Bank N.V. and Skandinaviska Enskilda Banken AB (publ) for the purpose of financing three of the newbuilding vessels. The loan agreement provides for three tranches, to be drawn upon delivery of each newbuilding vessel. Each tranche is repayable in 28 consecutive quarterly installments beginning three months from the delivery date of the applicable vessel, with balloon payments equal to $87,280,000, $89,160,000 and $89,160,000 due with the final installments. Amounts drawn will bear interest at LIBOR plus a margin.

(g) Citibank N.A., London Branch, Citibank International Plc. and DVB America N.V.

On September 25, 2013, GAS-fifteen Ltd. signed a loan agreement with Citibank N.A., London Branch and Citibank International Plc., for a term loan facility of $100,000,000 to partially finance the acquisition of the GasLog Chelsea drawn on September 26, 2013. In October 2013, Citibank International Plc., the existing lender of the GAS-fifteen Ltd. facility transferred $50,000,000 of the outstanding facility to DVB Bank America N.V. There was no other change to the terms of the original agreement. The balance outstanding as of December 31, 2013 was $100,000,000 and is repayable in ten semi-annual installments of $3,335,000 together with a final balloon payment of $66,650,000 payable concurrently with the last installment in 2018. The loan bears interest at LIBOR plus a margin.

The carrying amount of the Group’s bank debt recognized in the consolidated financial statements approximates its fair value.

Securities covenants and guarantees

The obligations under the aforementioned facilities are or with respect to the undrawn facility will be secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to the vessels, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facilities are guaranteed by GasLog and GasLog Carriers Ltd. The facilities includes customary respective covenants, and among other restrictions the facilities include a fair market value covenant pursuant to which an event of default could occur under the facilities if the aggregate fair market value of the collateral vessels (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance under the facilities and any negative marked-to market value arising under any hedging transaction. The Group was in compliance with the required minimum security coverage as of December 31, 2013.

Senior Unsecured Notes

On June 27, 2013, GasLog issued a senior unsecured bond of NOK 500,000,000 (or $83,206,216 based on the exchange rate on June 27, 2013) that will mature on June 27, 2018 (the “Bond”). The Bond bears interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. The carrying amount of the Bond, net of unamortized financing costs, as of December 31, 2013 is $79,777,072 while its fair value is $83,072,500 based on a NOK/USD exchange rate of 0.1645 as of December 31, 2013. GasLog may redeem the Bond in whole or in part as follows (Call Option): (a) with settlement date at any time from June 27, 2016 to but not included June 27, 2017 at 105.00% of par plus accrued interests on redeemed amount, (b) with settlement date at any time from June 27, 2017 to but not including December 27, 2017 at 103.00% of par plus accrued interests on redeemed amount, and (c) with settlement date at any time from December 27, 2017 to but not including the maturity date at 101.75% of par plus accrued interests on redeemed amount.

Corporate guarantor financial covenants

GasLog, as corporate guarantor for all the loan facilities listed above, is subject to specified financial covenants on a consolidated basis. GasLog Carriers Ltd. is not subject to any financial covenants. In June and July 2013, GasLog, as corporate guarantor for all the loan facilities entered into supplemental agreements with all the respective banks whereby the ratio of total indebtedness divided by total capitalization was amended to a maximum percentage of 75% from 65% that was initially agreed. A total amendment fee of $1,499,768 was paid.

The financial covenants include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be positive;

(ii)	total indebtedness divided by total capitalization must not exceed 75%;

(iii)	beginning on December 31, 2013, the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months’ basis must be no less than 110%;

(iv)	beginning on December 31, 2013, the aggregate amount of all unencumbered cash and cash equivalents must exceed the higher of 3% of total indebtedness or $20,000,000 after the first drawdown;

(v)	GasLog is permitted to pay dividends, provided that the Group holds unencumbered cash equal to at least 4% of its total indebtedness; and

(vi)	the Group’s market value adjusted net worth must at all times exceed $350,000,000.

The credit facilities also impose certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, without repaying all of the Group’s indebtedness in full, or to allow the Group’s controlling shareholders to reduce their shareholding in GasLog below specified thresholds.

GasLog Ltd. as issuer of the Bond is required to comply with the financial covenants (ii), (iii), (iv) and (vi) listed above. In addition GasLog is not permitted to (i) declare or make any dividend payment or distribution, whether in cash or in kind, (ii) repurchase any of its shares or undertake other similar transactions (including, but not limited to total return swaps related to shares in the issuer), or (iii) grant any loans or make other distributions or transactions constituting a transfer of value to its shareholders (items (i)-(iii) collectively referred to as the (“Distributions”)) that in aggregate exceed during any calendar year 50% of the Group’s consolidated net profit after taxes based on the audited annual accounts for the previous financial year (any un-utilized portion of the permitted dividend pursuant to the above may not be carried forward). Notwithstanding the above, for the years 2013 and 2014, the issuer may make Distributions up to a maximum of 60 cent per share per annum subject to the issuer, immediately after such Distributions, maintaining consolidated free liquidity of not less than (i) USD 20,000,000 and (ii) four per cent of total indebtedness. Any net profit of a Group Company related to sale of assets shall in any event not form basis for any Distributions.

Compliance with the loan financial covenants is required on a semi-annual basis while compliance for the Bond covenants is required at all times. The Group was in compliance as of December 31, 2013.

Loan Repayment Schedule

The maturity table below reflects the principal repayments of the loans outstanding as of December 31, 2013 based on the repayment schedule of the respective loan facilities (as described above):

At December 31, 2013
Not later than one year	104,751,184
Later than one year and not later than three years	130,514,868
Later than three year and not later than five years	514,659,405
Later than five years	388,313,250
Total	1,138,238,707
F-17

The weighted average interest rate for the outstanding loan facilities as of December 31, 2013 was 3.36% (2012: 3.89%) excluding the fixed interest rate for the interest rate swaps that hedge accounting is not applicable (Note 21).

12. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	At December 31,
	2012	2013
Social contributions	979,186	1,167,487
Unearned revenue	4,762,967	14,235,683
Accrued legal and professional fees	706,375	1,054,012
Accrued board of directors’ fees	432,500	327,500
Accrued employee costs	4,225,453	4,291,980
Accrued crew costs	151,929	1,260,267
Other accruals	723,435	1,003,929
Accrued financing cost	1,921,362	2,349,903
Accrued interest	1,191,276	4,580,899
Total	15,094,483	30,271,660

Unearned revenue represents charter hire received in December 2013 relating to January 2014, for 6 vessels (2012: 2 vessels).

13. Vessel Operating and Supervision Costs

An analysis of vessel operating and supervision costs is as follows:

	For the year ended December 31,
	2011	2012	2013
Employee costs	3,996,550	4,998,953	5,177,855
Crew wages	5,619,401	5,942,339	16,079,011
Technical maintenance expenses	1,323,874	1,683,262	5,496,130
Provisions and stores	532,923	587,706	1,965,508
Insurance expenses	801,904	729,451	1,864,481
Brokers’ commissions	292,100	291,900	1,384,745
Bunkers consumption	—	—	1,476,117
Other operating expenses	379,309	412,796	1,475,073
Total	12,946,061	14,646,407	34,918,920

14. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2011	2012	2013
Employee costs	8,643,153	10,995,827	13,276,175
Board of directors’ fees	572,500	865,000	1,266,340
Expense recognized in respect of equity-settled share-based payments	3,991,673	3,167,652	492,822
Rent and utilities	1,180,218	1,193,638	1,167,040
Travel and accommodation	269,868	1,320,293	1,202,224
Legal and professional	1,069,093	2,081,900	2,928,645
Other expenses	270,090	755,780	1,263,678
Total	15,996,595	20,380,090	21,596,924
F-18

15. Net Financial Income and Costs

	For the year ended December 31,
	2011	2012	2013
Financial income
Interest income	41,679	1,174,361	410,974
Total financial income	41,679	1,174,361	410,974
Financial costs
Amortization of deferred loan issuance costs	708,151	725,528	3,620,237
Interest expense on loans and realized loss on cash flow hedges	8,772,063	10,780,678	20,783,517
Interest expense on Bond and realized loss on CCSs	—	—	3,203,758
Financial costs—bank commissions	151,048	163,356	243,888
Total	9,631,262	11,669,562	27,851,400

16. Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

17. Related Party Transactions

The Group had the following balances with related parties which have been included in the consolidated statements of financial position:

Dividends receivable and due from related parties

	At December 31,
	2012	2013
Dividends receivable from associate (Note 4)	750,000	750,000
Commission for newbuildings	—	1,715,313
Other receivables	109,121	10,809
Total	859,121	2,476,122

Pursuant to a commission agreement with Samsung, commissions due from the shipyard in relation to the newbuilding orders will be paid by Samsung to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. will forward the payments to the vessel-owning subsidiaries, after deducting handling fees for each payment. The outstanding receivable as of December 31, 2013 is $1,715,313 (2012: nil).

The other receivables due from related parties of $10,809 (2012: $109,121) are due from various related entities for payments processed and paid to various vendors on their behalf by the Group, as well as management and accounting services performed by GasLog LNG Services Ltd.

Current Liabilities

	At December 31,
	2012	2013
Ship management creditors	353,695	281,692
Amounts due to related parties	121,663	122,786

Ship management creditors’ liability comprises cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $122,786 (2012: $121,663) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

The Group had the following transactions with related parties which have been included in the consolidated statements of profit or loss for the years ended December 31, 2011, 2012 and 2013:

	Company	Details	Statement of income account	2011	2012	2013
(a)	Egypt LNG Shipping Ltd.	Vessel management	Revenues	719,500	806,340	713,555
(b)	Ceres Marine Partners	Consultancy	Revenues	45,000	—	—
(c)	Nea Dimitra Property	Office rent and utilities	General and administrative expenses	570,283	652,571	686,823
(c)	Nea Dimitra Property	Internet line	General and administrative expenses	22,480	6,950	—
(d)	Ceres Monaco S.A.M.	Office rent and utilities	General and administrative expenses	539,300	168,912	26,984
(e)	Seres S.A.	Catering	General and administrative expenses	135,658	137,422	150,752
(e)	Seres S.A.	Consultancy services	General and administrative expenses	87,829	81,820	53,486
F-19

(f)	C Transport Maritime S.A.M.	Claims and Insurance fee	General and administrative expenses	28,000	56,000	86,356
(g)	Ceres Shipping	Employees Incentive Scheme	General and administrative expenses	238,000	—	—
(h)	Seaflight Aviation Limited	Travel expenses	General and administrative expenses	—	29,545	35,899
(h)	Chartwell Management Inc.	Travel expenses	General and administrative expenses	—	665,832	133,881

(a)	One of the Group’s subsidiaries, GasLog LNG Services Ltd. provides vessel management services to Egypt LNG Shipping Ltd., the LNG vessel owning company, in which another subsidiary, GasLog Shipping Company Ltd., holds a 25% ownership interest.
(b)	The Group received consulting fees from Ceres Marine Partners Ltd., a company under common control with the Group, in respect of services provided to Ceres Marine Partners by members of GasLog’s management team. This agreement was terminated in September 30, 2011.
(c)	Through the subsidiary GasLog LNG Services Ltd., the Group leases office space in Piraeus, Greece, from an entity controlled by Ceres Shipping, Nea Dimitra Ktimatikh Kai Emporikh S.A. The lease agreement is filed with the Greek authorities. In addition, until March 2012, the Group reimbursed Nea Dimitra for part of the costs of the building’s internet line. Since April 2012, the internet line has been provided by a third party.
(d)	Through the subsidiary GasLog Monaco S.A.M., the Group makes payments to Ceres Monaco S.A.M., an affiliate of Ceres Shipping, for its office space in Monaco. Ceres Monaco S.A.M. leases operating space pursuant to a service agreement with a third-party property owner, and the Group occupies a portion of the leased space. The Group pays Ceres Monaco S.A.M. Euro 36,850 per month for the office space (Euro 27,000 until September 30, 2011 and Euro 31,850 until December 31, 2011), which reflects a pro rata portion of the fees payable to the third-party property owner determined based on the amount of occupied space. In connection with the office space arrangements, the subsidiary GasLog Monaco S.A.M. has entered into a service level agreement with Ceres Monaco S.A.M. The service level agreement was terminated in April 2012 when GasLog Monaco S.A.M. signed a rent agreement directly with the third party property owner. The amount changed in the year ended December 31, 2013 relates to reimbursement of some expenses paid by Ceres Monaco S.A.M. on behalf of the GasLog Monaco S.A.M.
(e)	GasLog LNG Services has also entered into an agreement with Seres S.A., an entity controlled by the Livanos family, for the latter to provide catering services to the staff based in the Piraeus office. Amounts paid pursuant to the agreement are generally less than Euro 10 per person per day, but are slightly higher on special occasions. In addition, GasLog LNG Services has entered into an agreement with Seres S.A. for the latter to provide human resources, telephone and documentation services for the staff based in Piraeus. Amounts paid pursuant to the agreement are less than Euro 100,000 per year.
(f)	The Group though one of its subsidiaries, GasLog LNG Services Ltd., procured insurance for the vessels through C Transport Maritime SAM, an affiliate of Ceres Shipping, which has a dedicated insurance function. From July 1, 2011, this relationship is covered by a service agreement under which GasLog LNG Service Ltd. pays C Transport Maritime SAM $10,000 per owned vessel per annum and $3,000 per managed vessel per annum.
(g)	In May 2009, Ceres Shipping provided a promissory letter to GasLog LNG Services Ltd., relating to the funding of an employee incentive program established for key employees of GasLog LNG Services Ltd. Pursuant to the promissory letter, Ceres Shipping undertakes the responsibility to contribute to GasLog LNG Services Ltd. an amount equal to 2.8% of all dividends declared by GasLog. These contributions from Ceres Shipping are in turn distributable to key employees of GasLog LNG Services Ltd. through its wholly owned subsidiary, Ceres LNG Services Employee Incentive Scheme Ltd. This promissory letter was effective until August 31, 2012. The contribution by Ceres Shipping for the year ended December 31, 2011 was $238,000 and has been recorded as a non-cash capital contribution by owners of the Group and a charge to General and administrative expense.
(h)	Seaflight Aviation Limited and Chartwell Management Inc. are entities controlled by the Livanos family, which provide travel services to GasLog’s directors and officers.

Pursuant to a commission agreement with Samsung, commissions due from the shipyard in relation to the newbuilding orders will be paid by Samsung to DryLog Investments Ltd., an affiliate of Ceres Shipping. Upon receipt of the commissions, DryLog Investments Ltd. will forward the payments to the vessel-owning subsidiaries, after deducting handling fees for each payment. In the aggregate, as of December 31, 2013 these handling fees amounted to $70,095 (2012: $13,175).

Compensation of key management personnel

The remuneration of directors and other members of key management was as follows:

	For the year ended December 31,
	2011	2012	2013
Remuneration	4,129,409	4,275,814	4,978,904
Short-term benefits	203,963	126,931	117,703
Expense recognized in respect of equity-settled share based payments	3,086,737	2,262,716	349,166
Total	7,420,109	6,665,461	5,445,773

Peter G. Livanos, served as our chief executive officer for the period January 7, 2012 until January 8, 2013 and received a nominal salary of one euro.

In July 2011, GasLog’s board of directors approved the award of a special bonus of $3,800,000 in the aggregate to certain key members of management for their achievements in the successful negotiation of commercial terms and conditions with the shipyard for the construction of two of the Group’s newbuilding vessels (the GasLog Shanghai and the GasLog Santiago). The special bonus is directly related to the services provided by these key members of management during the vessel construction contract negotiations phase and is not related to any other services provided to the Group by these key members of management. The special bonus therefore represents an employee benefit directly attributable to the construction of the vessels and it is included in Vessels. A portion of the special bonus was accelerated and paid in January 2012, in connection with the resignation of GasLog’s former chief executive officer. A total amount of $1,672,000 was paid during the year ended December 31, 2013 (2012: $1,843,000). As of December 31, 2013, there are no outstanding obligations in respect of the special bonus (2012: $1,672,000).

18. Share-Based Payments

Pre IPO Incentive Plan

On January 1, 2010, GasLog granted its manager and subsidiary manager shares to its key management personnel, including executives and senior employees (the “Beneficiaries”) of GasLog (2,541,602 manager shares) and GasLog LNG Services Ltd. (859,894 subsidiary manager shares) in order for the Beneficiaries to have a strong incentive to perform their responsibilities under their respective contracts of employment. In accordance with the terms of the grant, the Beneficiaries had full voting, participation in earnings and dividend rights, but they could not sell, assign, transfer or otherwise dispose of in whole or in part, any of the legal title or beneficial ownership of the shares issued to the Beneficiary or his nominee, until the completion of the IPO.

On August 25, 2011, 391,510 manager shares of GasLog were converted into common A shares and were transferred to a third party. This transaction resulted in an accelerated vesting for these shares. As a result of the accelerated vesting, the Group recognized $412,018 of additional compensation in the year ended December 31, 2011. In January 2012 the former chief executive officer of GasLog, Jeppe Jensen, resigned from his executive position and his position on the board of directors. In connection with his resignation, GasLog entered into a separation agreement with Mr. Jensen pursuant to which the 801,346 manager shares held by Mr. Jensen were immediately converted to common shares and were purchased by Blenheim Holdings Ltd. Immediately prior to the completion of the IPO on April 4, 2012, all outstanding manager shares and subsidiary manager shares vested immediately and were converted into common shares.

F-20

Both conversions resulted in the accelerated recognition of $1,794,656 of compensation expense, which was charged to earnings in 2012.

Omnibus Incentive Compensation Plan

On May 17, 2013, GasLog granted to executives, managers and certain employees of GasLog and GasLog LNG Services Ltd., Restricted Stock Units (“RSU”) and Stock Appreciation Rights (“SAR”) in accordance with its 2013 Omnibus Incentive Compensation Plan (the “Plan”). The RSUs will vest on April 29, 2016 while the SARs will vest incrementally with one-third of the SARs vesting on each of April 29, 2014, 2015 and 2016. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award. Prior to the exercise date the holders will not have any voting rights and will not be entitled to dividends or other distributions.

The grant date was determined to be May 17, 2013, being the date the Group provided each concerned employee with the relevant agreements, which include information about the grant date, vesting and exercise periods, number of RSUs and SARs awarded, the exercise price in the case of SARs, and other information and which were signed by the employee as evidence of acceptance.

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares which is at the sole discretion of the compensation committee of the board of directors and hence these have been treated as equity settled as the Group has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date

RSUs	64,792	May 17, 2013	April 29, 2016	n/a	11.95
SARs	352,943	May 17, 2013	April 29, 2023	13.26	2.3753

Fair value

The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility for the period since the IPO. The expected dividend is based on management’s expectations of future payments on the grant date. The significant assumptions used to estimate the fair value of the SARs is set out below:

Inputs into the model
Grant date share closing price	$13.26
Exercise price	$13.26
Expected volatility	29.31%
Expected term	6 years
Risk-free interest rate for the period similar to the expected term	1.08%

The fair value of the RSUs was determined by using the grant date closing price of $13.26 per share and adjusting for the effect of the expected dividends which holders of RSUs are not entitled using a risk-free interest rate of 0.4% for the three years until the expiry of the RSUs which resulted in a fair value of $11.95 per RSU.

Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
RSUs
Granted during the period	64,792	—	—	774,264
Outstanding as of December 31, 2013	64,792	—	2.33	774,264
SARs
Granted during the period	325,943	13.26	—	774,215
Outstanding as of December 31, 2013	325,943	13.26	2.33	774,215

The total expense recognized in respect of equity-settled employee benefits for the year ended December 31, 2013 is $492,822 (2012: $3,167,652 and 2011: $3,991,673).

19. Commitments

(a) At December 31, 2012 and 2013 the Group had the following commitments as lessee relating to buildings under operating leases:

	At December 31,
	2012	2013
Not later than one year	616,171	644,198
Later than one year and not later than three years	1,043,008	476,647
Later than three years and not later than five years	29,073	—
Total operating lease commitment	1,688,252	1,120,845

F-21

(b) Commitments relating to the vessels under construction (Note 5) at December 31, 2012 and 2013 payable to Samsung were as follows:

	At December 31,
	2012	2013
Not later than one year	820,125,000	376,950,000
Later than one year and not later than three years	516,250,000	897,856,000
Total vessel construction commitment	1,336,375,000	1,274,806,000

(c) Future gross minimum charter hire under non-cancellable time charter agreements for vessels in operation as of December 31, 2012 and December 31, 2013 (Note 5) are as follows: (1)

	At December 31,
	2012	2013
Not later than one year	56,077,771	195,770,918
Later than one year and not later than three years	106,178,589	351,715,796
Later than three years and not later than five years	21,563,245	215,899,916
Later than five years	—	114,635,064
Total future gross minimum charter hire	183,819,605	878,021,694

(1)	Vessel off-hires and drydocking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for. For time charters that have charter hire rates at prevailing market rates, revenue calculations include an estimate of the amount of the operating cost component.

GasLog has issued performance guarantees in favor of Samsung for the outstanding commitments relating to the vessels under construction.

Future gross minimum lease revenues disclosed in the above table excludes the revenues of the vessels that are under construction as of December 31, 2013 (Note 5). For these vessels, the following charter party agreements have been signed:

•	On May 11, 2011, GAS-eight Ltd. signed time charter agreement whereby the vessel will be time chartered out for the period from their delivery for seven years, with charterer options to extend the agreement for additional periods.
•	In January 2013, GAS-eleven Ltd. and GAS-twelve Ltd. signed time charter agreements with a subsidiary of BG Group for the employment of the vessels for ten years starting from the date of their delivery, with charterer options to extend the agreements for additional periods.
•	In August 2013, GAS-thirteen Ltd. and GAS-fourteen Ltd. signed time charter agreements with a subsidiary of BG Group for the employment of the vessels for seven years starting from the date of their delivery, with charterer options to extend the agreements for additional periods.

(d) Other Guarantees

As of December 31, 2013, GasLog LNG Services Ltd. has provided bank guarantees as follows:

•	Up to $1,250,000 (2012: $1,250,000) to third parties relating to the satisfactory performance of its ship management activities;
•	$894,766 (2012: $661,382) relating to the social security fund for Greek seamen; and
•	Bank guarantee of $20,000 (2012: $20,000) to the Greek Ministry of Finance relating to the satisfactory performance of the obligations arising under Greek laws 89/1967, 378/1968 as amended by law 814/1978.

20. Financial Risk Management

The Group’s activities expose it to a variety of financial risks, including market price risk, liquidity risk and credit risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group makes use of derivative financial instruments such as interest rate swaps to moderate certain risk exposures.

Market risk

Interest rate risk: Interest rate risk is the risk that interest costs will fluctuate due to changes in market interest rates. The Group’s financial income and operating cash flows fluctuate based on changes in market interest rates as the Group has loans that bear interest at floating rates. The Group uses interest rate swaps to manage its exposure to interest rate movements on bank borrowings. At December 31, 2013, the Group has hedged 64.83% of its variable rate interest exposure relating to its existing and undrawn loan facilities and Bond by swapping the variable rate for a fixed rate (2012: 62.34%).

The fair value of the interest rate swaps at December 31, 2013 was estimated as a loss of $5,725,653 (2012: $31,328,456). The effective movement in the fair value of the interest rate swaps designated as cash flow hedging instruments (Note 21) amounting to $6,082,906 gain (2012: $15,992,827 loss and 2011: $431,533 loss) was recognized directly in equity.

Interest rate sensitivity analysis: The interest rate swap agreements described below are subject to market risk as they are recorded at fair value in the statement of financial position at year end. The fair value of interest rate swap liabilities increases when interest rates decrease and decreases when interest rates increase. At December 31, 2013, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate and cross currency swaps would have amounted to approximately $4,519,765 (2012: 3,806,220). This amount would have affected the other comprehensive income by $1,525,944 (2012: $3,030,543) and the gain/(loss) on swaps by $2,993,821 (2012: 775,677). During the year ended December 31, 2013, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the increase/(decrease), respectively, in interest expense on the un-hedged portion of the Group’s loans would have amounted to approximately $221,198 (2012: $119,104 and 2011: $216,280).

Other price risk: The decrease in the market value of shares of Egypt LNG Shipping Ltd. in response to unfavorable market conditions resulting in a decrease in charter rates and vessel values could negatively impact the value of investment in associate. Therefore, management might conclude that impairment is necessary in the future.

Currency risk: Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group’s functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros. The Group has entered into cross currency swaps (Note 21) to hedge its currency exposure from the Bond. In addition, management monitors the exchange rate fluctuations on a continuous basis. As an indication of the extent of our sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased our profit and cash flows during the year ended December 31, 2013 by $4,117,908, based upon our expenses during the year (2012: $2,653,310 and 2011: $2,017,298).

Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses. The Group minimizes liquidity risk by maintaining sufficient cash and cash equivalents and by having available adequate amounts of undrawn credit facilities. The Group is not significantly exposed to liquidity risk resulting from the commitments under the vessel construction contracts as bank facilities will be contracted to meet the obligations.

F-22

The following tables detail the Group’s expected cash flows for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. Variable future interest payments were determined based on an average LIBOR plus the margins applicable to the Group’s loans at the end of each year presented.

	Weighted- average effective interest rate	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2013
Trade and other accounts payable	—	3,155,702	1,763,547	815,424	—	—	5,734,673
Due to related parties	—	106,186	16,600	—	—	—	122,786
Other payables and accruals	—	18,997,392	8,935,082	2,339,186	—	—	30,271,660
Other non-current liabilities	—	—	—	—	—	641,317	641,317
Variable interest loans	2.71%	2,292,234	59,843,497	66,441,667	646,950,072	398,980,644	1,174,508,114
Bond	—	—	1,478,067	4,516,596	103,223,989	—	109,218,652
Total	—	24,551,514	72,036,793	74,112,873	750,174,061	399,621,961	1,320,497,202

December 31, 2012
Trade and other accounts payable	—	1,359,687	389,675	44,938	—	—	1,794,300
Due to related parties	—	121,663	—	—	—	—	121,663
Other payables and accruals	—	7,762,261	2,945,761	4,386,461	—	—	15,094,483
Other non-current liabilities	—	—	—	—	1,446,375	592,251	2,038,626
Variable interest loans	2.40%	4,434,438	3,800,150	23,393,854	136,090,325	107,690,868	275,409,635
Total	—	13,678,049	7,135,586	27,825,253	137,536,700	108,283,119	294,458,707

The amounts included above for variable interest rate instruments is subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

The following tables detail the Group’s expected cash flows for its derivative financial liabilities. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the derivatives.

	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2013
Interest rate swaps	855,948	2,037,709	11,056,285	2,072,871	(11,473,525)	4,549,288
Cross current swaps	—	73,677	272,030	2,531,483	—	2,877,190
Total	855,948	2,111,386	11,328,315	4,604,354	(11,473,525)	7,426,478
December 31, 2012
Interest rate swap	—	968,105	5,554,056	28,332,854	(3,105,682)	31,749,333
Total	—	968,105	5,554,056	28,332,854	(3,105,682)	31,749,333

The Group expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year end and the cash generated by operating activities. The Group expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations.

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss. The Group is exposed to credit risk in the event of non-performance by any of the counterparties. To limit this risk, the Group deals exclusively with creditworthy financial institutions and customers.

	At December 31,
	2012	2013
Cash	110,978,315	103,797,922
Short-term investments	104,674,150	4,500,000
Trade and other receivables	2,431,852	7,256,534

For the three years ended December 31, 2013, the Group’s revenue was mainly earned from one customer and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Group’s counterparty. The Group did not experience significant credit losses on its accounts receivable portfolio during the three years ended December 31, 2013. The carrying amount of financial assets recorded in the consolidated financial statements represents the Group’s maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Group’s counter parties.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

F-23

21. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	At December 31,
	2012	2013
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	—	95,977
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	—	9,048,857
Total	—	9,144,834
Derivative financial instruments, non – current asset	—	9,144,834
Total	—	9,144,834

The fair value of the derivative liabilities is as follows:

	At December 31,
	2012	2013
Derivatives designated and effective as hedging instruments carried at fair value
Interest rate swaps	26,709,404	5,526,117
Cross currency swaps	—	2,282,376
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	4,619,052	9,344,370
Total	31,328,456	17,152,863
Derivative financial instruments, current liability	7,144,738	14,235,286
Derivative financial instruments, non – current liability	24,183,718	2,917,577
Total	31,328,456	17,152,863

Interest rate swap agreements

The Group enters into fixed interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the three-month U.S. dollar LIBOR, and the Group effects quarterly payments to the bank on the notional amount at the respective fixed rates.

Interest rate swaps designated as cash flow hedging instruments

The principal terms of the interest rate swaps designated as cash flow hedging instruments were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2012	December 31, 2013
GAS-one Ltd.(3)	Danish Ship Finance	Sept 2008	Sept 2008	August 2013	3.84%	67,744,111	—
GAS-one Ltd.(3)	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	78,159,756	—
GAS-one Ltd.(3)	Danish Ship Finance	June 2013	Aug 2013	May 2020	2.03%	—	—
GAS-two Ltd.	DNB bank ASA	Sept 2013	Feb 2014	April 2018	1.69%	—	34,166,667
GAS-two Ltd.	SEB(1)	Sept 2013	Feb 2014	April 2018	1.66%	—	34,166,667
GAS-two Ltd.	CBA(2)	Sept 2013	Feb 2014	April 2018	1.69%	—	34,166,667
GAS-three Ltd.(3)	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	96,250,000	—
GAS-four Ltd.(3)	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	96,250,000	—
GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	2.04%	60,000,000	58,235,293
GAS-five Ltd.	Nordea Bank Finland	Nov 2011	May 2013	May 2018	1.96%	75,000,000	72,794,117
GAS-six Ltd.(3)	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	63,500,000	—
GAS-six Ltd.	Nordea Bank Finland	Nov 2011	July 2013	July 2018	2.04%	75,000,000	73,897,059
GAS-seven Ltd.(3)	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	108,000,000	—
						719,903,867	307,426,470

(1) Skandinavinska Enskilda Banken AB (publ)

(2) Commonwealth Bank of Australia

(3) In 2013, hedge accounting for these interest rate swaps was discontinued because the effectiveness criteria were not met. The cumulative loss of $11,601,190 from the period that the hedges were effective will be recycled to the profit or loss in the same manner as the hedged item will affect profit or loss, (i.e., amortized until the maturity of the hedging transaction). The amount that was reclassified to profit or loss for the year ended December 31, 2013 is $2,292,972.

The derivative instruments listed above qualified as cash flow hedging instruments for accounting purposes as of December 31, 2013 with the exception of the seven agreements for which the effectiveness criteria were not met as mentioned above.

For the swaps with Danish Ship Finance that was signed in June 2013, there was a loss recognized at inception of $317,440 which was charged against earnings and is presented in the consolidated statement of profit or loss under (Loss)/gain on swaps which included fees and evidence that the respective transaction prices exceeded the valuation based on observable market data. For the four swap agreements entered into by the Group during the year ended December 31, 2012, there was a loss of $2,060,253 recognized on inception, charged against earnings which is included in (Loss)/gain on swaps.

F-24

For the year ended December 31, 2013, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to $6,082,906 gain has been recognized in Other comprehensive income (December 31, 2012: $15,992,827 loss). The gain of $8,820 relating to the ineffective portion was recognized during the year ended December 31, 2013, in the profit or loss under (Loss)/gain on swaps (December 31, 2012: $104,010 loss).

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Subsidiary	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2012	December 31, 2013
GAS-eight Ltd.	SEB	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500,000	43,500,000
GAS-eight Ltd.	ING Bank N.V.	Feb 2012	Mar 2014	Mar 2021	2.26%	43,500,000	43,500,000
GAS-eight Ltd.	SEB	May 2012	Mar 2014	Mar 2021	2.05%	14,000,000	14,000,000
GAS-eight Ltd.	ING Bank N.V.	May 2012	Mar 2014	Mar 2021	2.05%	14,000,000	14,000,000
GAS-eight Ltd.	DNB Bank ASA	May 2012	Mar 2014	Mar 2021	2.05%	14,000,000	14,000,000
GAS-eight Ltd.	CBA	May 2012	Mar 2014	Mar 2021	2.06%	14,000,000	14,000,000
GAS-one Ltd.(1)(2)	Danish Ship Finance	Sept 2008	Sept 2008	August 2013	3.84%	—	—
GAS-one Ltd.(1)	Danish Ship Finance	Oct 2011	Nov 2011	May 2020	2.10%	—	72,935,860
GAS-one Ltd.	Danish Ship Finance	June 2013	Aug 2013	May 2020	2.03%	—	63,216,356
GAS-three Ltd.(1)	DNB bank ASA	April 2012	Jan 2013	Jan 2018	1.45%	—	90,234,360
GAS-four Ltd.(1)	DNB bank ASA	April 2012	Mar 2013	Mar 2018	1.50%	—	90,234,360
GAS-six Ltd.(1)	ABN-AMRO Bank	May 2012	July 2013	July 2019	1.72%	—	62,566,176
GAS-seven Ltd.(1)	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	—	108,000,000
						143,000,000	630,187,112

(1) These interest rate swaps qualified for hedge accounting in December 2012.

(2) The swap matured in August 2013 and thus there is no notional amount as of December 31, 2013.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts as of December 31, 2013 amounted to a net gain of $19,828,517 (December 31, 2012: $4,619,052 loss), which was recognized against earnings in the period incurred and is included in (Loss)/gain on swaps.

Cross currency swap agreements (“CCS”)

In June, 2013, GasLog entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the Bond (Note 11) thereby hedging the variability of the USD functional currency equivalent cash flows on the Bond. The CCSs qualified as cash flow hedging instruments for accounting purposes.

The principal terms of the CCSs designated as cash flow hedging instruments were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2012	December 31, 2013
GasLog	DNB bank ASA	June 2013	June 2013	June 2018	7.40%	—	27,731,559
GasLog	SEB	June 2013	June 2013	June 2018	7.41%	—	27,731,559
GasLog	Nordea Bank Finland	June 2013	June 2013	June 2018	7.43%	—	27,743,098
						—	83,206,216

For the year ended December 31, 2013, the effective portion of changes in the fair value of CCSs amounting to $2,282,376 loss has been recognized in Other comprehensive income. The effect in Other comprehensive income from the translation of the Bond in U.S. Dollars as of December 31, 2013 was a gain of $972,080.

An analysis of (Loss)/gain on swaps is as follows:

	For the year ended December 31,
	2011	2012	2013
Inception loss for cash flow hedges	(2,455,998)	(2,060,253)	(317,440)
Unrealized (loss)/ gain on interest rate swaps held for trading	—	(4,619,052)	19,828,517
Realized loss on interest rate swaps held for trading	—	—	(5,729,207)
Net change in fair value of cash flow hedges reclassified to profit or loss	—	—	(2,292,972)
Ineffective portion of cash flow hedges	(269,376)	(104,010)	8,820
Total	(2,725,374)	(6,783,315)	11,497,718

Fair value measurements

The fair value of the interest rate swaps at the end of reporting period was determined by discounting the future cash flows using the interest rate yield curves at the end of reporting period and the credit risk inherent in the contract. The fair value of the CCSs at the end of the reporting period was determined by discounting the future cash flows that are estimated based on forward exchange rates and contract forward rates, discounted at a rate that reflects the credit risk of the counterparties. The Group uses its judgment to make assumptions that are mainly based on market observable data for the estimation of the counterparty risk and the Group’s own risk that are considered for the calculation of the fair value of the interest rate and cross currency swaps. The interest rate swaps and CCSs meet Level 2 classification, according to the fair value hierarchy as defined by IFRS 7. There were no financial instruments in Levels 1 and 3 and no

F-25

transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the Levels, provided by IFRS 7 are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

22. Taxation

Under the laws of the countries of the Group’s domestication/incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income. However, it is subject to registration and tonnage taxes, which are included in vessel operating and supervision costs in the consolidated statement of income.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as GasLog, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The Group qualified for this exemption in 2011. For 2012 and 2013 the Group did not qualify for this exemption, however the effect on the results is insignificant.

23. Segment Reporting

The Group’s chief operating decision maker (the “CODM”) is the Chief Executive Officer who reviews the results of the operating segments when making decisions about allocating resources and assessing performance. The segments are: (1) vessel ownership and (2) vessel management.

As of December 31, 2013, the vessel ownership segment consisted of seven LNG carriers operating on long-term, fixed rate time charter contracts and one LNG carrier operating on spot market, seven newbuildings on order at Samsung Heavy Industries Shipyard and the Group’s participation in Egypt LNG Shipping Ltd. (Note 4). As of December 31, 2012, the vessel ownership segment consisted of two LNG carriers operating on long-term, fixed rate time charter contracts, installments paid for the vessels under construction and the Group’s participation in Egypt LNG Shipping Ltd.

As of December 31, 2013, the vessel management segment managed a total of 20 vessels, 8 of which were vessels owned by the Group and included in vessel ownership segment and the remaining 12 of which were owned by external customers, one of which is a related party. During the year ended December 31, 2013, the vessel management segment had construction supervision projects for an average of 4.2 vessels owned by the Group. As of December 31, 2012, the vessel management segment managed a total of 14 vessels, 2 of which were vessels owned by the Group and included in vessel ownership segment and the remaining 12 of which were owned by external customers, one of which is a related party. During the year ended December 31, 2012, the vessel management segment had construction supervision projects for an average of 4.6 vessels. The segment results are evaluated by CODM based on the operating efficiency and the profit earned by the managed vessels.

The segment income statement comprises revenues and expenses directly attributable to each segment. Transactions between the segments are eliminated.

The segment non-current assets consist of the non-current assets used directly for segment operations. Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including cash balances, inventories, outstanding receivables and prepayments.

Segment liabilities comprise segment operating liabilities including trade payables, ship management creditors, other liabilities and interest-bearing long-term debt.

Unallocated items primarily comprise assets and liabilities as well as financial income and expenses relating to the Group’s administrative functions including compensation paid to senior management and directors and other costs, as well as financial investment activities.

Transactions with the other segments are based on various existing service agreements and are eliminated on consolidation. Eliminations primarily comprise of revenue earned by the vessel management segment which are operating costs of the vessel ownership segment and of intercompany receivables/payables between these two segments and elimination of intercompany profit/loss capitalized as vessel costs for construction supervision services provided by the vessel management segment.

The Group considers the global market as a whole, as the individual vessels are not limited to specific parts of the world. Furthermore, the internal management reporting does not provide geographical information on revenue from external customers or non-current assets. Consequently, it is not possible to provide such information.

The following tables include revenues and results for these segments for the years presented in these financial statements:

	As of and for the year ended December 31, 2013
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of profit or loss
Revenues from external customers	145,408,992	11,830,704	—	—	157,239,696
Inter-segment revenues	—	9,232,547	—	(9,232,547)	—
Vessel operating and supervision costs	(32,417,954)	(8,390,414)	—	5,889,448	(34,918,920)
Depreciation of fixed assets	(28,822,093)	(338,083)	(161,772)	—	(29,321,948)
General and administrative expenses	(2,171,768)	(7,730,331)	(13,064,325)	1,369,500	(21,596,924)
Profit/(loss) from operations	81,997,177	4,604,423	(13,226,097)	(1,973,599)	71,401,904
Financial costs	(24,338,760)	(48,405)	(3,464,235)	—	(27,851,400)
Financial income	73,214	666	337,094	—	410,974
Gain on interest rate swaps	11,497,718	—	—	—	11,497,718
Share of profit of associate	1,470,120	—	—	—	1,470,120
Profit/(loss) for the period	70,699,469	4,556,684	(16,353,238)	(1,973,599)	56,929,316

Statement of financial position as of December 31, 2013
Goodwill	—	—	9,511,140	—	9,511,140
Investment in associate	6,326,264	—	—	—	6,326,264
Total assets	1,746,174,569	24,082,101	152,984,096	(106,562,252)	1,816,678,514
Total liabilities	1,175,613,909	15,031,768	89,617,246	(103,117,469)	1,177,145,454
Other information for the year ended December 31, 2013
Expenditure on long-lived assets	1,036,763,085	184,786	161,692	(1,973,599)	1,035,135,964

F-26

	As of and for the year ended December 31, 2012
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of profit or loss
Revenues from external customers	56,280,836	12,261,251	—	—	68,542,087
Inter-segment revenues	—	4,832,881	—	(4,832,881)	—
Vessel operating and supervision costs	(10,778,149)	(7,768,907)	—	3,900,649	(14,646,407)
Depreciation of fixed assets	(12,617,272)	(313,098)	(134,528)	—	(13,064,898)
General and administrative expenses	(145,602)	(7,754,704)	(12,479,784)	—	(20,380,090)
Profit/(loss) from operations	32,739,813	1,257,423	(12,614,312)	(932,232)	20,450,692
Financial costs	(11,592,956)	(55,150)	(21,456)	—	(11,669,562)
Financial income	136,377	(18)	1,038,002	—	1,174,361
Loss on interest rate swaps	(6,783,315)	—	—	—	(6,783,315)
Share of profit of associate	1,078,057	—	—	—	1,078,057
Profit/(loss) for the period	15,577,976	1,202,255	(11,597,766)	(932,232)	4,250,233

Statement of financial position as of December 31, 2012
Goodwill	—	—	9,511,140	—	9,511,140
Investment in associate	6,856,144	—	—	—	6,856,144
Total assets	707,385,889	11,762,739	247,331,691	(57,712,487)	908,767,832
Total liabilities	348,527,852	6,060,129	7,149,756	(56,241,296)	305,496,441
Other information for the year ended December 31, 2012
Expenditure on long-lived assets	109,555,300	243,438	427,616	(932,232)	109,294,122

	As of and for the year ended December 31, 2011
	Vessel ownership	Vessel management	Unallocated	Eliminations	Total
Statement of profit or loss
Revenues from external customers	55,756,426	10,714,393	—	—	66,470,819
Inter-segment revenues	—	2,577,946	—	(2,577,946)	—
Vessel operating and supervision costs	(10,099,730)	(4,692,619)	—	1,846,288	(12,946,061)
Depreciation of fixed assets	(12,612,418)	(148,721)	(66,145)	—	(12,827,284)
General and administrative expenses	(1,141,502)	(6,049,858)	(9,609,934)	804,699	(15,996,595)
Profit/(loss) from operations	31,902,776	2,401,141	(9,676,079)	73,041	24,700,879
Financial costs	(9,573,023)	(46,540)	(11,699)	—	(9,631,262)
Financial income	33,582	8,097	—	—	41,679
Loss on interest rate swaps	(2,725,374)	—	—	—	(2,725,374)
Share of profit of associate	1,311,970	—	—	—	1,311,970
Gain on disposal of subsidiaries	—	—	24,786	—	24,786
Profit/(loss) for the period	20,949,931	2,362,698	(9,662,992)	73,041	13,722,678

Statement of financial position as of December 31, 2011
Goodwill	—	—	9,511,140	—	9,511,140
Investment in associate	6,528,087	—	—	—	6,528,087
Total assets	580,799,328	7,361,882	24,359,209	(5,507,715)	607,012,704
Total liabilities	310,582,577	3,796,932	5,378,561	(3,158,887)	316,599,183
Other information for the year ended December 31, 2011
Expenditure on long-lived assets	90,860,822	516,496	383,680	73,041	91,834,039

F-27

Revenues from the vessel management segment earned from external customers are broken down as follows:

	For the year ended December 31,
	2011	2012	2013
Management fees and other income	10,312,228	10,314,756	9,856,800
Project income	402,165	1,946,495	1,973,904
Total	10,714,393	12,261,251	11,830,704

The following table presents revenues and percentage of revenues of both the vessel ownership and the vessel management segment for customers that accounted for more than 10% of each segment revenues during any of the periods presented.

Customer	2011		2012		2013
Major customer	65,541,984	99%	66,799,034	97%	142,657,041	91%

24. Earnings per share

Basic earnings per share (“EPS”) was calculated by dividing the net profit for the year attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the year. Manager shares and subsidiary manager shares contained the right to receive non-forfeitable dividends (whether paid or unpaid) and participated equally with common shares in undistributed earnings and therefore were participating securities and, thus, are included in the two-class method of computing basic earnings per share for 2012 and 2011. In 2013, there were no participating securities as the manager shares and subsidiary manager shares were converted to common shares prior to the completion of the IPO.

Diluted EPS is calculated by dividing the profit for the year attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares.

The following reflects the earnings and share data used in the basic and diluted earnings per share computations:

	For the year ended December 31,
	2011	2012	2013
Basic earnings per share
Profit for the year attributable to owners of the Group	14,039,651	4,250,233	56,929,316
Less: Undistributed gain allocated to manager shares and subsidiary manager shares	1,201,919	45,110	—
Earnings attributable to the owners of common shares (including common A shares) used in the calculation of basic EPS	12,837,732	4,205,123	56,929,316
Weighted average number of shares outstanding, basic	35,837,297	56,093,775	62,863,665
Basic earnings per share	0.36	0.07	0.91
Diluted earnings per share
Profit for the year attributable to owners of the Group used in the calculation of diluted EPS	14,039,651	4,250,233	56,929,316
Weighted average number of shares outstanding, basic	35,837,297	56,093,775	62,863,665
Dilutive potential ordinary shares	3,264,199	601,744	—
Weighted average number of shares used in the calculation of diluted EPS	39,101,496	56,695,519	62,863,665
Diluted earnings per share	0.36	0.07	0.91

The Group excluded the dilutive effect of 325,943 SARs and 64,792 RSUs in calculating diluted EPS for the year ended December 31, 2013, as they were anti-dilutive.

25. Subsequent Events

In January 2014, GasLog signed an agreement with Methane Services Ltd. (“MSL”), an affiliate of BG Group, to purchase three LNG carriers from MSL’s fleet and to charter those ships back to MSL for six-year initial terms. MSL also has the option to extend the term of the time charters for two of the ships for a period of either three or five years at its election. The ships to be acquired will be nominated by MSL from an agreed group of six sister ships built at Samsung in 2006 and 2007. GasLog supervised the construction of all six ships and has provided technical management for them since delivery. The aggregate cost to GasLog for the ships is expected to be approximately $468 million. Each LNG carrier to be acquired is a modern, steam powered and has a cargo capacity of 145,000 cubic meters.

In February 2014, GasLog Partners L.P. (the “MLP”), a subsidiary of the Company, made a confidential submission to the United States Securities and Exchange Commission (“SEC”) of a draft registration statement on Form F-1 for an initial public offering of units in a MLP formed to own certain of GasLog’s LNG carriers with multi-year charters. The proceeds of the offering would principally be used to reduce indebtedness. Completion of the initial public offering is subject to further Board authorization as well as completion of the SEC review process.

On January 22, 2014, GasLog completed a follow-on public offering of 10,925,000 common shares, including 1,425,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $15.75 per share. GasLog also sold 2,317,460 common shares at the public offering price in a private placement to certain of its directors and officers and one of its major shareholders. Following the aforementioned equity raising, Mr Peter G. Livanos beneficially owns 42.3% of GasLog’s common shares.

In connection with the acquisition of the three ships from MSL, GasLog has obtained commitments from Citibank, N.A. London Branch for a $325.5 million of debt financing with a two year maturity and a short-term bridge loan facility for up to $100.0 million. However, as a result of the funds raised from the equity offering noted above, the bridge loan facility was cancelled.

On February 27, 2014, the Board of Directors declared a quarterly cash dividend of $0.12 per common share payable on March 25, 2014 to shareholders of record as of March 10, 2014.

F-28